SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES COMMISSION)
ITR – QUARTERLY INFORMATION	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Reference Date: 06.30.08

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION ON THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 - CORPORATE TAXPAYER ID (CNPJ) 02.570.688/0001-70
4 - NIRE 5330000581-8

01.02 - ADDRESS OF COMPANY’S HEADQUARTERS

1 - COMPLETE ADDRESS: SIA/SUL - LOTE D - BL B - 1° ANDAR		2 – DISTRICT SIA
3 - ZIP code 71215-000	4 - CITY BRASÍLIA			5 - STATE DF
6 - AREA CODE (DDD) 61	7 - TELEPHONE 3415-1010	8 - TELEPHONE 3415-1256	9 - TELEPHONE 3415-1119	10 - TELEX
11 - AREA CODE (DDD) 61	12 - FAX 3415-1593	13 - FAX 3415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 - INVESTORS RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME PAULO NARCÉLIO SIMÕES AMARAL
2 - COMPLETE ADDRESS: SIA/SUL - LOTE D - BL A - 2° ANDAR			3 – DISTRICT SIA
4 - ZIP code 71215-000	5 - CITY BRASÍLIA			6 - STATE DF
7 - AREA CODE (DDD) 61	3 - TELEPHONE 3415-1010	9 - TELEPHONE 3415-1140	10 - TELEPHONE	11 - TELEX
12 - AREA CODE (DDD) 61	13 - FAX 3415-1593	14 - FAX	15 - FAX
16 - E-MAIL ri@brasiltelecom.com.br

01.04 - REFERENCE / AUDITOR

ACCOUNTING PERIOD IN PROGRESS		CURRENT QUARTER			PREVIOUS QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
01/01/2008	12/31/2008	2	04/01/2008	06/30/2008	1	01/01/2008	03/31/2008
9 - AUDITOR NAME/COMPANY NAME DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11 - NAME OF THE TECHNICAL RESPONSIBLE MARCO ANTONIO BRANDÃO SIMURRO					12 -INDIVIDUAL TAXPAYER ID (CPF) OF THE TECH. RESPONSIBLE TECHNICIAN - 755.400.708-44

Page: 1

01.05 - COMPOSITION OF CAPITAL STOCK

Number of Shares (Units)	1 - CURRENT QUARTER 06/30/2008	2 - PREVIOUS QUARTER 03/31/2008	3 - EQUAL QUARTER PREVIOUS 06/30/2007
Issued Capital
1 - Common shares	134,031,688	134,031,688	134,031,688
2 - Preferred shares	229,937,525	229,937,525	229,937,525
3 - Total	363,969,213	363,969,213	363,969,213
Treasury Shares
4 - Common shares	1,480,800	1,480,800	1,480,800
5 - Preferred shares	0	0	0
6 - Total	1,480,800	1,480,800	1,480,800

01.06 - COMPANY’S CHARACTERISTICS

1 - COMPANY TYPE Trade, Industrial and Other Companies
2 - SITUATION TYPE Operating
3 - SHAREHOLDING NATURE National Private
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY SWITCHED FIXED TELEPHONE SERVICE EXPLOITATION
6 - CONSOLIDATED TYPE Total
7 - AUDITORS’ REPORT TYPE No Exceptions

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1- ITEM	2 - EVENT	3 – APPROVAL	4 - INCOME	5 - PAYM START	6 - SHARE TYPE AND CLASS	7 - INCOME VALUE PER SHARE
01	RD	01/31/2007	Interest on Shareholder’s Equity	04/16/2008	ON	0.0004399037
02	RD	01/31/2007	Interest on Shareholder’s Equity	04/16/2008	PN	0.0004399037
03	RD	12/28/2007	Interest on Shareholder’s Equity	04/16/2008	ON	0.3486870075
04	RD	12/28/2007	Interest on Shareholder’s Equity	04/16/2008	PN	0.3486870075
05	AGO	03/18/2008	Dividend	04/16/2008	ON	1.0482847610
06	AGO	03/18/2008	Dividend	04/18/2008	PN	1.0482847610

Page: 2

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1- ITEM	2 - CHANGE DATE	3 - CAPITAL STOCK VALUE (in thousand of reais)	4 - CHANGE VALUE (in thousand of reais)	5 - CHANGE ORIGIN	7 – NUMBER OF SHARES ISSUED (Units)	8 - SHARE PRICE UPON ISSUANCE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 14/07/2008	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 06/30/2008	4 - 03/31/2008
1	Total Assets	5,938,102	6,365,320
1.01	Current Assets	1,595,755	2,208,782
1.01.01	Cash, Bank and Temporary Cash Investments	884,403	1,002,312
1.01.01.01	Cash and Bank	159	101
1.01.01.02	Temporary Cash Investments	884,244	1,002,211
1.01.02	Credits	0	0
1.01.02.01	Clients	0	0
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	711,352	1,206,470
1.01.04.01	Deferred and Recoverable Taxes	67,743	86,755
1.01.04.02	Dividends Receivable	140,093	614,339
1.01.04.03	Escrow Deposits	40	40
1.01.04.04	Short Term Investments	492,958	484,680
1.01.04.05	Other Assets	10,518	20,656
1.02	Non-Current Assets	4,342,347	4,156,538
1.02.01	Long-Term Assets	301,827	329,603
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	From Direct and Indirect Associated Companies	0	0
1.02.01.02.02	From Subsidiaries	0	0
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Others	301,827	329,603
1.02.01.03.01	Deferred and Recoverable Taxes	296,015	323,893
1.02.01.03.02	Escrow Deposits	5,812	5,710
1.02.01.03.03	Other Assets	0	0
1.02.02	Permanent Assets	4,040,520	3,826,935
1.02.02.01	Investments	4,039,837	3,826,200
1.02.02.01.01	Direct and Indirect Associated Companies	0	0
1.02.02.01.02	Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	Subsidiaries	4,039,837	3,820,501
1.02.02.01.04	Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	0	5,699
1.02.02.02	Property, Plant and Equipment	673	725
1.02.02.03	Intangible Assets	10	10
1.02.02.04	Deferred Charges	0	0

Page: 4

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 06/30/2008	4 - 03/31/2008
2	Total Liabilities	5,938,102	6,365,320
2.01	Current Liabilities	323,593	1,032,227
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	505	297
2.01.04	Taxes, Duties and Contributions	39,685	39,704
2.01.04.01	Indirect Taxes	1,487	4
2.01.04.02	Taxes on Income	38,198	39,700
2.01.05	Dividends	207,988	888,065
2.01.06	Provisions	0	15
2.01.06.01	Provisions for Contingencies	0	15
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	75,415	104,146
2.01.08.01	Payroll, Social Charges and Benefits	19	19
2.01.08.02	Consignment in Favor of Third Parties	86	28,121
2.01.08.03	Other Liabilities	75,310	76,006
2.02	Non-Current Liabilities	9,209	25,267
2.02.01	Long-Term Liabilities	9,209	25,267
2.02.01.01	Loans and Financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	3,788	5,247
2.02.01.03.01	Provisions for Contingencies	3,788	5,247
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	5,421	20,020
2.02.01.06.01	Indirect Taxes	0	15,245
2.02.01.06.02	Taxes on Income	5,421	4,775
2.02.02	Deferred Income	0	0
2.04	Shareholders’ Equity	5,605,300	5,307,826
2.04.01	Paid Up Capital Stock	2,596,272	2,596,272
2.04.02	Capital Reserves	309,178	309,178
2.04.02.01	Goodwill on Share Subscription	306,961	306,961
2.04.02.02	Other Capital Reserves	2,217	2,217
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Owned Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Revenue Reserves	265,964	265,964
2.04.04.01	Legal	265,964	265,964
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	From Profits to Realize	0	0

Page: 5

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 -06/30/2008	4 -03/31/2008
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Deficit	2,433,886	2,136,412
2.04.06	Advance for Future Capital Increase	0	0

Page: 6

03.01 - STATEMENT OF INCOME (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/08 to 06/30/08	4 - 01/01/08 to 06/30/08	5 - 04/01/07 to 06/30/07	6 - 01/01/07 to 06/30/07
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Deductions from Gross Revenue	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Expenses/Revenues	263,290	311,346	159,491	143,740
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General and Administrative Expenses	(4,782)	(9,881)	(3,699)	(8,521)
3.06.03	Financial	42,274	(118,058)	45,992	(106,834)
3.06.03.01	Financial Income	47,587	91,637	49,505	104,770
3.06.03.02	Financial Expenses	(5,313)	(209,695)	(3,513)	(211,604)
3.06.04	Other Operating Income	7,169	7,366	960	1,935
3.06.05	Other Operating Expenses	(413)	(875)	(239)	(661)
3.06.06	Equity Income	219,042	432,794	116,477	257,821
3.07	Operating Income	263,290	311,346	159,491	143,740
3.08	Non-Operating Income	32,721	47,082	480	542
3.08.01	Revenues	39,551	56,770	480	542
3.08.02	Expenses	(6,830)	(9,688)	0	0
3.09	Income Before Tax and Minority Interests	296,011	358,428	159,971	144,282
3.10	Provision for Income and Social Contribution	1,504	(38,382)	17,578	(23,526)
3.11	Deferred Income Tax	(29,289)	9,493	(32,085)	6,396
3.12	Statutory Interest/Contributions	0	0	0	0
3.12.01	Interests	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	187,000	0	187,600
3.15	Income (Loss) for the Period	268,226	516,539	145,464	314,752

Page: 7

03.01 - STATEMENT OF INCOME (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/08 to 06/30/08	4 - 01/01/08 to 06/30/08	5 - 04/01/07 to 06/30/07	6 - 01/01/07 to 06/30/07
	NUMBER OF OUTSTANDING SHARES, EX- TREASURY (UNITS)	362,488,413	362,488,413	362,488,413	362,488,413
	EARNINGS PER SHARE (Reais)	0.73996	1.42498	0.40129	0.86831
	LOST PER SHARE (Reais)

Page: 8

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

04.01 - NOTES TO FINANCIAL STATEMENTS

NOTES TO THE INTERIM FINANCIL STATEMENTS AS OF 06/30/08
(In thousands of Brazilian reais – R$)

1. OPERATIONS

Brasil Telecom Participações S.A. (“the Company”) is a publicly-held company, incorporated according to article 189 of Law 9.472/97 - General Telecommunications Law, as part of TELEBRÁS’ spin-off process, whose protocol and justification was approved on May 22, 1998.

The Company is engaged in controlling companies that exploit fixed telephony public services in Region II of the PGO (General Concession Plan), approved by Decree 2.534 of April 2, 1998. Such control is exercised through Brasil Telecom S.A., which is a concessionaire responsible for the Switched Fixed Telephone Service (“STFC”) in Region II of PGO. In addition, the Company may also hold equity interests in other companies.

The Company is registered at the Brazilian Securities Commission (CVM) and at the U.S. Securities and Exchange Commission (SEC). Its shares are traded on the São Paulo Stock Exchange (BOVESPA), where it also integrates Level 1 of Corporate Governance, and trades its American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE).

The Company is controlled by SOLPART Participações S.A. (“SOLPART”), which holds, at the quarter closing date, 51.41% of its voting capital and 18.93% of its total capital.

Direct subsidiaries

a. Brasil Telecom S.A.

BRASIL TELECOM S.A. is a concessionaire of the STFC (Switched Fixed Telephone Service) in Region II of the PGO, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, in addition to Federal District. In this area, Brasil Telecom S.A. renders, since July 1998, the STFC in the modalities of local and intraregional long distance. As a result of these authorizations, this subsidiary began to exploit the Domestic and International Long Distance services in all Regions starting January 22, 2004. For Local Service in the new regions and PGO sectors, the service offering started on January 19, 2005.

The concession agreements in effect under the local and long distance services modalities, came into effect on January 1, 2006 and are effective until December 31, 2025. Additional information about these agreements is mentioned in note 4.i.

Information related to the quality and universal service goals of the Switched Fixed Telephone Service are available to interested parties on ANATEL’s homepage, on the website www.anatel.gov.br.

b. Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc.

The Company also holds the control of Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc. ("NTI"). These subsidiaries are engaged in holding interest in Internet Group (Cayman) Limited (“iG Cayman”), which is engaged in providing Internet access. iG Cayman is subsidiary of Brasil Telecom Serviços de Internet S.A, a company that is also an indirect subsidiary and operates in the internet segment.

NTP’s and NTI’s interest in iG Cayman at the quarter closing date represented 9.42% (9.25% on 03/31/08) and 0.16% (0.16% on 03/31/08), respectively, and together with Brasil Telecom Serviços de Internet S.A. total interest was 100% (98.2% on 03/31/08). The change in the interest during the quarter is due to the repurchase of own its shares by iG Cayman, which belonged to shareholders that did not integrate the company under control of the Company.

Indirect subsidiaries

Page: 9

In the second semester of 2006, the process for restructuring Brasil Telecom S.A. subsidiaries has started, since approved by the Company’s Board of Directors. Such restructuring aims at optimizing the control structure with reduction of companies, concentration of similar activities, simplification of equity among companies. The corporate alterations already performed, carried out based on the book values, did not have material effects in the cost structure. The alterations occurred in the quarters or fiscal years referred to in the present interim financial statements are mentioned in the comments of the companies below, when attributed to them.

Brasil Telecom S.A. has the following subsidiaries:

a. 14 Brasil Telecom Celular S.A.

14 Brasil Telecom Celular S.A. ("BrT Celular") is a wholly-owned subsidiary which is operating since the fourth quarter of 2004 to provide Personal Mobile Services (SMP), with authorization to serve Region II of the PGO.

b. BrT Serviços de Internet S.A.

BrT Serviços de Internet S.A. (“BrTI”) is a wholly-owned subsidiary whose main product is providing broadband internet services. It also provides a series of value-added services both residential and corporate customers, including wireless internet access.

In turn, BrTI holds the control of the following companies:

iG companies

iG operates as a dialup and broadband internet access provider also delivering added value services targeted for home and corporate markets, including the internet connection accelerator. In addition, iG also sells advertising space on its portal.

BrTI’s control over the iG Companies up to April 25, 2008 was attributed to its 88.81% share in the capital stock of Internet Group (Cayman) Limited (“iG Cayman”), established in the Cayman Islands. On that date, iG Cayman reported dividends to shareholders holding A Series Convertible Preferred Shares in the amount of R$ 76.5 million, of which R$ 51.2 million to the shareholder BrTI and R$ 25.3 million to the non-controlling shareholders outside Brasil Telecom companies. Thereafter, iG Cayman accomplished the repurchase of shares held by non-controlling shareholders outside Brasil Telecom companies, in the amount of R$ 19.6 million (equity value). After repurchasing shares, BrTI´s interest in iG Cayman was equivalent to 90.42% .

iG Cayman, in its turn, is the holding company of iG Participações S.A. (“iG Part”) and Internet Group do Brasil Ltda. (“iG Brasil”), subsidiaries established in Brazil.

On June 2, 2008, iG Brasil company incorporated Freelance S.A. ("Freelance"), which held iBest´s operations, targeted for the Internet segment and, accordingly, compatible to iG´s operations. The report at merger prepared based on Freelance´s liquidation financial statements as of May 31, 2008, valued net assets at R$ 102,917. With absorption of such assets, BrTI became holder of 62.33% of shares in iG Brasil. BrTI was the holder of 100% of Freelance´s capital stock.

Concerning the former ownership structure of the companies composing iBest´s operations, iBest Holding Corporation, incorporated at Cayman Islands discontinued operations and was dissolved. The company’s dissolution certificate, issued at Cayman Islands on May 23, 2008 resulted in the write-off of investments in the amount of R$ 34, recorded in BrTI, its sole shareholder.

On June 2, 2008, iG Brasil also incorporated Central de Serviços Internet Ltda. (“CSI”), company that held 99.99% of capital stock. CSI was an exclusive services provider for iG Brasil and the net assets incorporated, included in the report dated May 31, 2008, corresponded to the amount of R$ 1,367.

Agência O Jornal da Internet Ltda. ("Jornal Internet")

Page: 10

BrTI holds 30 percent interest in the capital stock of Jornal Internet, which is engaged in the on-line sale of goods and services, issue of daily newspapers or magazines, and gathering, generating and disclosing news on selected events. Seventy percent of the capital stock of Jornal Internet is held by Caio Túlio Vieira Costa, vice president executive of the Company’s subsidiaries related to internet businesses.

c. Brasil Telecom Cabos Submarinos Ltda.

Brasil Telecom Cabos Submarinos Ltda (“BrT CS”) and its subsidiaries operate through a system of submarine optic fiber cables, with connection points in the United States, Bermuda, Venezuela and Brazil, allowing data traffic through integrated service packages, offered to local and international corporate clients.

BrT CS holds 100% of the capital of Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”), which, in turn holds the total shares of Brasil Telecom of America Inc. (“BrT of America”) and Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”).

d. BrT Comunicação Multimídia Ltda.

Brasil Telecom S.A. held until April 10, 2007, 100% of MTH Ventures do Brasil Ltda. (“MTH”), a holding company that controlled the capital of Brasil Telecom Comunicação Multimídia Ltda, and Brasil Telecom S.A. and BrTI holding the remaining ownership interest. The Extraordinary General Meeting held on this date decided for the merger of MTH into Brasil Telecom S.A. Currently Brasil Telecom S.A. holds 89.8% of BrT Multimídia’s capital, and the remaining 10.2% capital is held by BrTI.

BrT Multimídia is a service provider of a private telecommunications network through local optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte, and a long distance network connecting these major metropolitan business centers. It operates nationwide through commercial agreements with other telecommunication companies to offer services to other regions in Brazil. It also has web solution centers in São Paulo, Brasília, Curitiba, Porto Alegre, Rio de Janeiro e Fortaleza, which offer co-location and hosting, and other value added services.

e. Vant Telecomunicações S.A. (“VANT”)

Company whose total capital stock is practically held by Brasil Telecom S.A. BrTI holds only one share in VANT’s capital, representing less than 0.01% interest.

VANT is engaged in rendering multimedia communication services, acquisition and onerous assignment of capabilities and other means, operating in the main Brazilian state capitals.

f. Brasil Telecom Call Center S.A. (“BrT Call Center”)

Previously named Santa Bárbara dos Pinhais S.A, BrT Call Center, changed together with the of its corporate name, as decided in the shareholders’ meeting held on August 21, 2007, its corporate purpose to be engaged in providing call center services to third parties, including customer service, outbound and inbound telemarketing, training, support, consulting services and related activities, etc. Its operations started in November 2007 with rendering call center services to Brasil Telecom S.A. and its subsidiaries that demand this type of service. Previously, the call center services were outsourced.

Page: 11

Stock Purchase Agreement

According to a significant event issued on April 25, 2008, the Company and its parent company – Brasil Telecom Participações S.A., in aggregate referred to as “Brasil Telecom”, transcribed the significant event issued on April 25, 2008 by its direct and indirect shareholders, which refers to the Acquisition of Brasil Telecom´s Control.

As disclosed in the significant event issued by INVITEL S.A. (“Invitel”), shareholder and direct controller, informed that on April 25, 2008, the Stock Purchase Agreement (the “Agreement”) was concluded into between Investidores Institucionais Fundo de Investimento em Participações, Citigroup Venture Capital Internacional Brazil L.P., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação 14 de Previdência Privada, Fundação Petrobrás de Seguridade Social – PETROS, Telos – Fundação Embratel de Assistência e Seguridade Social, Fundação dos Economiários Federais – FUNCEF, Opportunity Fund, Opportunity Lógica Rio Consultoria e Participações S.A., Opportunity Asset Administradora de Recursos de Terceiros Ltda., Opportunity Invest II Ltda., Opportunity Investimentos Ltda., Opp I Fundo de Investimentos em Ações, Opportunity Lógica II Fundo de Investimento em Ações, International Markets Investments, C.V., Luxor Fundo de Investimento Multimercado, Timepart Participações Ltda., collectivelly referred to as “Sellers”, and Banco de Investimentos Credit Suisse (Brazil) S.A. (“Purchaser”), with the mediation of Telemar Norte Leste S.A. (“TNL”), Invitel and Solpart Participações S.A. (“Solpart”).

According to the Agreement, the Purchaser, as the commission agent of TNL, contracted, subjected to the conditions below, the acquisition of 100% of shares issued by Invitel and held by the Sellers (the “Shares”), for the total amount of R$ 4,982,389, to be monetary adjusted based on the cumulative variation of daily average rates of Interbank Deposits – DI, from which Invitel’s net debt is to be deducted. The final sale amount will be determined when the conditions preceding the transaction are fulfilled. Also, the Purchaser contracted the acquisition of common shares of Brasil Telecom Participações S.A. (“BrT Part”), all attached to an agreement of shareholders of the controlling group of BrT Part, held directly by some Sellers, by the total amount of R$ 881,107, equivalent to the price per share of R$ 72.3058316215.

Invitel holds 99.99% of shares in Solpart, a privately-held company that holds 51.41% of the voting capital and 18.93% of the total capital stock in BrT Part. BrT Part, in its turn, a publicly-traded company holding 99.09% of common shares and 38.33% of preferred shares in Brasil Telecom S.A. (“BrT”), corresponding to 65.64% of BrT´s capital stock, in its turn, is a publicly-traded switched fixed telephony concessionaire, for use of general public, publicly rendered, operating in Area II, as defined by the General Concession Plan (PGO), established by Decree 2.534, of 04/02/98.

The agreed-upon transfer of Shares is subject to: (i) fulfillment of a precedent condition represented by prior approval from the National Telecommunications Agency – ANATEL, as provided in Article 97 of Law no. 9.472, of 7/16/97 (General Telecommunications Act – LGT); and (ii) condition subsequent consisting of the placement, by the Purchaser, of public offering for acquisition of shares with voting right issued by BrT Part and BrT, as provided in Article 254-A, of Law no. 6.404, of 12/15/76. Telecommunications industry regulations restricts the acquisition of control of a STFC by another STFC operating in a different region outlined by PGO, a restriction that may be removed at ANATEL´s discretion, as provided by article 202, paragraph 1, of Law no. 9.472, of 07/16/97 (General Telecommunications Act – “LGT”, as amended), in case ANATEL understands that such restriction no longer meets the objectives of the PGO.

The Brazilian Association of Switched Fixed Telephony Concessionaires – ABRAFIX requested ANATEL to revise such restrictive rules, also proposing an amendment to PGO, so that the acquisition of one concessionaire by another operating in different region may be expressly permitted.

The Ministry of Communications sent to ANATEL Official Letter no. 11/2008/MC, with guidelines on the National Telecommunications Policy, recommending, among other initiatives for developing to the industry and fostering competition, suppression of the restrictions in articles 7 and 14 of PGO, that prohibit the transfer of control or concession that results in direct or indirect control of a single shareholder or group of shareholders, of concessionaires operating in different Regions of the PGO, allowing integration of STFC networks and geographic consolidation among Regions.

In view of the aforementioned restrictions, the agreed-upon transfer of Shares is subject to precedent condition, represented by the prior approval from ANATEL, as provided in Article 97 of Law no. 9.472, of 7/16/97 (General Telecommunications Act – LGT), within the minimum term of 240 days as of the Agreement date.

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The Purchaser and/or TNL will not exercise, until the contracted purchase and sale transaction is completed, any kind of interference or influence upon the administration of corporate activities of Invitel, Solpart, BrT Part, BrT or any other of its respective direct or indirect subsidiaries.

Under the agreement, the Purchase acts as TNL´s commission agent for share acquisition purposes of TNL, in conformity with articles 693 and 709 of the Civil Code. The Purchase´s rights, obligations and liabilities will be transferred to TNL as soon as changes commented above are introduced to PGO.

The above-mentioned operation is subject to approval by agencies that compose the Brazilian System for Defense of Competition within the term and in the form set forth by the prevailing legislation.

Brasil Telecom´s management will keep the market and shareholders informed about the implementation of the conditions above and any new significant events that may occur.

Litigation Release and Settlement Instrument

Transaction Agreement

When the Stock Purchase Agreement was signed, pending litigation that resulted in several lawsuits derived from the change in Brasil Telecom’s Management, occurred in the third quarter of 2005, were resolved. In a significant event notice of April 25, 2008, the Company and Brasil Telecom Participações S.A., in conjunction with 14 Brasil Telecom Celular S.A., collectively referred to as Brasil Telecom Parties, the terms and conditions that resulted in the transaction agreement were disclosed as follows:

1 – On April 25, 2008, Brasil Telecom Parties (on their behalf and on behalf of their Affiliated companies), Opportunity Fund and other Opportunity Parties/Banco Opportunity (on their behalf and on behalf of their Affiliated companies) entered into, in conjunction with Telemar Norte Leste S.A. (“Telemar”), a “Waiver, Transaction and Release Public Instrument” (“Transaction Agreement”), by means of which Brasil Telecom Parties and Opportunity Parties/Banco Opportunity have established the terms and conditions for resolving their current claims among the Parties and prevent new ones from being filed.

2 – According to item 1 above, Telemar also published on April 25, 2008, significant event notice expressing its interest in acquiring the control of Brasil Telecom Parties and their direct and indirect Affiliated Parties, since Telemar is not party and is not involved, whether directly or indirectly, in litigations of any nature between Opportunity Parties/Banco Opportunity and Brasil Telecom Parties (and their respective Affiliated Companies).

3 – It is publicly known that Brasil Telecom Parties and Opportunity Parties/Banco Opportunity (and their respective Subsidiaries) are involved in disputes and litigations in Brazil and abroad. Such Parties, without acknowledging the history or undertaking any responsibility related with the mutual litigations that they have decided to serve their mutual interests, avoiding further expenditures of time, efforts and resources in current and future litigations.

4 – Under the Transaction Agreement and to dismiss the litigation between Brasil Telecom Parties and Opportunity Parties/Banco Opportunity so as to make the objective in item 2 above feasible, Telemar undertook the obligation to pay a total amount of R$ 175,730 to Brasil Telecom Parties.

5 – That indicated amount shall be pay in two installments. The first one, in the amount of R$ 80,814 for prompt payment in favor of Brasil Telecom S.A., therefore dismissing the litigation between Brasil Telecom S.A. and Opportunity Parties/Banco Opportunity, that was pending abroad. The remaining one in the amount of R$ 94,916, divided as follows: (i) R$ 89,071 in favor of Brasil Telecom S.A. and (ii) R$ 5,845 in favor of Brasil Telecom Participações S.A., to be settled after transactions in litigation pending in Brazil are approved by an Extraordinary Shareholders´ Meeting of Brasil Telecom Participações S.A. and Brasil Telecom S.A.

6 – Under the Transaction Agreement, the agreement among Brasil Telecom Parties and Opportunity Parties/Banco Opportunity (and respective Affiliates) to definitively solve any existing claims and prevent any other from being filed, as well as payments under Telemar´s responsibility, do not depend on the completion of the transaction for acquiring the control of Brasil Telecom Parties by Telemar.

7 – The Transaction Agreement was signed independently from any other legal businesses or agreements entered into by and between Opportunity Parties/Banco Opportunity and Telemar and/or their respective affiliated Companies, parent

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companies and companies under common control and the validity and effectiveness of the Transaction Agreement have not been conditioned or bound by the validity, effectiveness, fulfillment, satisfaction of any conditions or any other events or circumstances related to any other legal businesses or agreements entered into by and between such Parties and/or respective affiliated companies, parent companies and companies under common control.

Transaction Agreement Approval

The Company and Brasil Telecom S.A. in their respective Extraordinary Shareholders´ Meeting held on May 29, 2008, unanimously approved the releases and transactions under the Transaction Agreement entered into by Telemar Norte Leste S.A., Opportunity Fund and Others, which depended on Shareholders´ approval. As a result, the amounts mentioned in the Transaction Agreement have been fully settled by Telemar and received by BrT and BrT Part.

2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

Preparation Criteria

The interim financial statements have been prepared in accordance with the rules issued by CVM, applicable to the preparation of interim financial statements, including the CVM Instruction no. 469/08.

As the Company is a SEC registrant, it is subject to SEC’s standards and it must prepare financial statements and other information using criteria that comply with this agency’s requirements. To comply with these requirements and aiming at meeting the market’s information requirements’, the Company adopts as a principle the disclosure of information in both markets in their respective languages.

The notes to the interim financial statements are presented in thousands of reais, unless otherwise indicated. According to each situation, they present information related to the Company and the consolidated statements, identified as “COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indentified as “COMPANY AND CONSOLIDATED”.

The amounts of escrow deposits tied to the Accrued liabilities for contingencies are presented as a deduction from the recognized liabilities.

Accounting estimates were based on objective and subjective factors and Management’s judgment for determining the adequate amount to be recorded in the interim financial statements. Significant items subject to these estimates and assumptions are the net book value of Property, Plant and Equipment, the allowance for doubtful accounts, inventories, deferred income and social contribution taxes, the reserve for contingencies, measurement of financial instruments, and assets and liabilities related to benefits to employees. Actual results could differ from those estimates. The Company’s management reviews these estimates at least quarterly.

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Amendment to Brazilian Corporate Law

On December 28, 2007, Law no. 11.638 was enacted, altering the provisions of the Brazilian Corporate Law – Law no. 6.404/76. The aforementioned law was designed primarily to update accounting practices as contemplated in Brazilian Corporate Law, so as to enable the convergence of Brazilian accounting practices with the international financial reporting standards (IFRS), and allow the Brazilian Securities Commission – CVM to issue new accounting standards and procedures, applicable to public companies in Brazil. The main changes introduced by the Law are effective for fiscal years beginning on or after January 1, 2008 and refers to:

•	Replacement of the Statements of Changes in Financial Position by the Statements of Cash Flow;

•	Obligatoriness of preparation of Statements of Value Added;

•	Ability to maintain separate or auxiliary accounting ledgers and records for purposes of reflecting necessary adjustments to financial statements;

•	Creation of a new account group, Valuation Adjustments Shareholders´ Equity, in Shareholders’ Equity and Intangible Assets, in permanent assets;

•	Regulation of new criteria for the classification and measurement of investment in financial instruments, including derivatives;

•	Requirement that certain long-term assets and liabilities be recorded at present value, and, if material, for certain other short-term assets and liabilities;

•	Requirement to record under the caption property, plant and equipment those rights intangible assets received as a result of lease transactions (financial lease);

•	Requirement that an analysis of the recoverability of noncurrent assets be performed;

•	Changes in the parameters for accounting for affiliates under the equity method;

•	Ability to create a Tax Incentive Reserve;

•	Requirement that new assets resulting from a merger or spin-off be recorded at fair market value; and

•	Elimination of the revaluation reserve.

On May 2, 2008, CVM issued the Instruction no. 469 has permitted the application of provisions of Law no. 11638/07 in the preparation of interim financial statements during 2008 or the disclosure of the effects thereof in the notes to the interim financial statements, containing information on changes that may materially impact the interim financial statements for fiscal year 2008, represented by an estimate of any possible changes in shareholders’ equity and income for the period.

The Company opted to disclose the accounting effects of changes introduced by Law no. 11.638/07 on these interim financial statements and record in the interim financial statements those items deemed material and that are mandatory under CVM Instruction no. 469. Accordingly, amounts payable in connection with authorizations for the 3G network exploitation have been adjusted to present value, as disclosed in note 36.

In addition to the provisions in CVM Instruction no. 469/08, the Company estimates that, although many of the changes introduced by the new Law still depend on regulation by CVM, material matters that may significantly impact the preparation of the interim financial statements have already been adopted or disclosed and refer to the segregation of Intangible Assets in permanent assets, presentation of the statement of cash flows (as disclosed in note 17) and the statement of added value, this latter as part of the annual financial statements, and valuation of financial instruments at fair value disclosed comparatively to book value in note 4.

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Below are the effects resulting from: (i) financial trade leasing contracts, whose leased assets should be active in line with the international reporting financial standards; and (ii) share-based compensation for officers and employees (Article 7 of CVM Instruction no. 469/08).

COMPANY	CONSOLIDATED

Shareholders’ Equity	06/30/08	03/31/08	06/30/08	03/31/08
Presentation in accordance with Law no. 6.404/76	5,605,300	5,307,826	5,605,300	5,307,826
Effects of changes introduced by law no. 11.638/07	(14,051)	(11,257)	(14,051)	(11,257)
Pro-forma in accordance with Law no. 11.638/07	5,591,249	5,296,569	5,591,249	5,296,569

Net Income for the Period
Submission in accordance with Law no. 6.404/76	516,539	248,313	502,760	248,313
(Accumulated) effects of adjustment	(4,235)	(1,439)	(4,235)	(1,439)
Pro-forma in accordance with Law no. 11.638/07	512,304	246,874	498,525	246,874

Consolidated interim financial statements

The consolidation was prepared in accordance with CVM Instruction no. 247/96 and includes the companies listed in note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances and revenue and expenses;

  Elimination of intercompany investment account balances and related shareholdings, reserves and retained earnings; and.

  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

The reconciliation of the net income and the shareholders’ equity belonging to the Company and Consolidated is as follows:

	NET INCOME
	06/30/08	06/30/07
COMPANY	516,539	314,752
Registrations carried out in the Subsidiary’s Shareholders’ Equity
Prescribed Dividends	(13,779)	-
Capitalized Interest in the Subsidiary	-	582
CONSOLIDATED	502,760	315,334

Other Related Parties Transactions

During the quarters presented, no transactions with related parties occurred, besides those eliminated in the consolidation process.

Statements of Cash Flows

The Company presents, on a regular basis, the statement of cash flows, which was prepared in accordance with Accounting Standards and Procedures - NPC 20 of the Brazilian Institute of Independent Auditors – (“IBRACON”). For a better presentation and maintenance of comparison to the current quarter, reclassifications regarding the equivalent quarter of 2007 have been made, basically related to escrow deposits, which started to be presented under investment activities. In order to form such balances, the escrow deposits tied to contingencies were reclassified – note 6, indirect taxes – note 32 and accounts payable and accrued expenses.

Segment Reporting

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The Company is presenting, as supplement to note 41, the report by business segment. A segment is an identifiable component of a company, engaged in providing services (business segment) or supplying products and providing services which are subject to different risks and consideration.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned below refer to significant accounting practices adopted by the Company and its subsidiaries that are reflected in the consolidated interim financial statements.

a. Cash, banks and temporary cash investments: Cash investments are temporary high-liquidity investments, with immediate maturity. They are stated at cost, plus income earned through the quarter closing dates and do not exceed their fair value. Shares in investment funds are stated at cost plus income earned through the quarter dates.

b. Trade accounts receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff or service on the date the service is provided. Accounts receivable from services include credits for services rendered and not billed until the quarter dates. Receivables resulting from sales of cell phones and accessories are recorded at the amount of sales made when the goods are delivered and accepted by customers. The criterion adopted for recognizing the allowance for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each maturity of receivables. Future losses on the current receivables balance are estimated based on these loss percentages, which include accounts falling due and also the portion of unbilled services, thus forming the amount that could become a future loss, which is recognized as an allowance.

c. Material inventories: Stated at the average acquisition cost, which does not exceed replacement cost. Inventories are segregated into plant expansion and plant maintenance, and inventories of goods for resale, consisting mainly of cell phones, accessories and electronic cards. The plant expansion inventories are classified into Property, Plant and Equipment (construction in progress), and maintenance inventories are classified into current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified into current assets. Obsolete inventories are recorded as provisions for losses. As regards cell phones and accessories, the subsidiary BrT Celular records adjustments, in those cases where purchases were made at higher prices, conforming them to their realization value.

d. Investments: Investments in subsidiaries are accounted for under the equity method. Goodwill is calculated based on based on estimated future results and its amortization is based on the expected realization amount and period, not exceeding ten years. Other investments are stated at acquisition cost, less a provision for losses, when applicable. Investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment funds. During the period between the investment date and receiving of shares or fund shares, they are recognized in long-term assets. These investments are periodically measured and the result of the comparison between their original and market costs, when lower, is recognized in provisions for probable losses.

e. Property, Plant and Equipment: Stated at acquisition and/or construction cost, less accumulated depreciation. Financial charges related to obligations from assets and construction in progress financing are capitalized.

Expenses incurred are capitalized when they represent improvements (increase in installed capacity or useful life). Maintenance and repair expenses are recorded in the statement of income, on the accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service.

f. Intangible assets: Refer mainly to licenses and software and regulatory licenses. The amortization of software licenses is calculated under the straight-line method over a five-year period, while regulatory licenses are amortized according to the terms determined by the regulatory agency. When benefits are not expected from a license or right related such asset, the asset is written off against the nonoperating income.

g. Deferred charges: Refer mainly to implementation and reorganization expenses. Amortization is calculated under the straight-line method over a period of 5 years. When benefits are not expected from such asset, the asset is written off against the nonoperating income.

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h. Income and social contribution taxes: Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences and tax loss carryforwards are recorded under assets or liabilities, as applicable, according to the assumption of future realization or payment, within the criteria set forth by CVM Instruction no. 371/02.

i. Loans and financing: Restated based on monetary and exchange variations, plus interest incurred through the quarter closing date. The same adjustment is applied to the guarantee contracts to hedge the debt.

j. Reserve for contingencies: The reserve for contingency are recognized based on an assessment of their risks and are quantified based on economic grounds and legal opinions on the lawsuits and other events known on the quarter closing date, according to the criteria of CVM Deliberation no. 489/05. The basis and nature of the reserve for contingencies are described in note 6.

k. Revenue recognition: Service revenue is recognized when services are provided. Local and long distance calls are charged based on time measurement according to the legislation in effect. Revenue from sales of payphone cards [Public Use Telephony (TUP)], cell phones and accessories is recognized when delivered and accepted by customers. For prepaid services linked to mobile telephony, revenue is recognized in accordance with services utilization. Revenue is not recognized when there is significant uncertainty as to its realization.

l. Expense recognition: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

m. Financial income (expenses), net: Financial income is recognized on an accrual basis and comprises interest earned on overdue bills settled after maturity, gains on cash investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing, hedging and other financial transactions.

Interest on Shareholders’ Equity, when credited, is included in financial expenses, and for interim financial statements presentation purposes, the amounts are reversed against income for the year and reclassified as a deduction from retained earnings, in the shareholders’ equity.

n. Employee benefits: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by three foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. Additional information on pension plans is described in note 5.

o. Profit sharing: The provision for employee and management profit sharing is recognized on an accrual basis, and is accounted as an operating expense. The calculation of the amount, which is paid in the year subsequent to the year the provision is recognized, is based on the goals program established with the labor union through the collective bargaining agreement, in accordance with Law no. 10.101/00 and the Company’s bylaws.

p. Earnings per share: Calculated based on the number of shares outstanding at the quarter closing date. Outstanding shares are represented by the totality of shares issued less treasury shares.

4 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries evaluated of its assets and liabilities at their book value as compared to market or realizable values (fair value), based on information available and evaluation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to obtain an amount considered appropriate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts that can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note was based on their materiality. Instruments whose amounts approximate their fair values, for example, cash, bank and temporary cash investments, accounts receivable, assets and liabilities of taxes, pension funds, etc., and whose risk assessment is immaterial, are not mentioned.

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According to their nature, financial instruments may involve known or unknown risks and the Company’s judgment is important for the risk assessment. Thus, there may exist risks with guarantees or without guarantees depending on circumstantial or legal aspects. Some of the main market risk factors affecting the Company’s and its subsidiaries business are as follows:

a. Credit risk

Most of the services provided by subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in turn, in case of telecommunications public services, is subject to legal standards established by the concession grantor. The risk exists because Brasil Telecom S.A. and its subsidiaries may incur in losses arising from the difficulty in receiving amounts billed to its customers. Consolidated default up to the quarter was 2.48% (2.65% in 2007), taking into account total losses on accounts receivable in relation to gross revenue. The level of accounts receivable is constantly monitored through internal controls, thus limiting the risk of default, and cuts off access to the service (outbound phone traffic) if the bill is overdue for more than thirty days. Exceptions are made for telephone services, which should be maintained for national security or defense reasons.

Subsidiary Brasil Telecom S.A. operates in co-billing related to long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. Co-billing receivables are managed by these operators, based on the operational agreements entered into with them and according to the rules set forth by ANATEL. The blocking rules set forth by the regulatory agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. This subsidiary controls separately this type of receivables and maintains an allowance for losses that may occur, due to risks of not receiving such amounts.

As regards mobile telephony, the credit risk in cell phones sales and services provide under the post-paid category is minimized by a credit pre-analysis. Also regarding post-paid services, whose customer base at the end of the quarter was 16.6% of the total portfolio (18.1% as of 03/31/08), accounts receivable are also monitored in order to limit the default rate and service is blocked (outbound phone traffic) when the bill is overdue for more than 15 days.

b. Exchange rate risk

Liabilities

Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk associated with these liabilities arises from the possibility that exchange rate changes may increase the balance of these liabilities. Loans subject to this risk represent approximately 14.2% (15.0% on 03/31/08) of total liabilities of consolidated loans and financing, less the foreign exchange hedge transactions contracted. In order to minimize this kind of risk, exchange hedge contracts have been entering into with financial institutions. Of the debt installment consolidated in foreign currency, 59.2% (61.1% on 03/31/08) is hedged with exchange rate swap and dollar options transactions and foreign currency-denominated cash investments. The unrealized positive or adverse effects in hedge transactions, using exchange rate swaps and dollar options, are recorded in the statement of income as earnings or losses, according to the status of each instrument.

Net exposure to exchange rate risk prevailing, at carrying and fair values, was as follows:

CONSOLIDATED

	06/30/08		03/31/08
	Carrying Value	Fair Value	Carrying Value	Fair Value
Liabilities
Loans and Financing	547,032	566,922	603,591	630,515
Hedge Contracts	371,407	372,931	326,205	326,497
Total	918,439	939,853	929,796	957,012
Current	215,499	216,073	201,744	201,894
Long-term	702,940	723,780	728,052	755,118

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The method used for calculating the fair value of swap instruments was future cash flows associated to each instrument contracted, discounted at market rates prevailing at the quarter closing date. For securities tradable in organized markets, the fair value is equivalent to the value of the last closing quotation available at quarter closing date multiplied by the number of outstanding securities. For contracts in which the current contracting terms and conditions are similar to those in which they have been originated, or that do not present parameters for quotation or contracting, fair values are equal to carrying values.

For the US dollar options, the fair value adopted for accounting recognition purposes has been calculated based on the Black&Scholes model, as adapted by Garman Kohlhagen to consider specific exchange options´ features. Such operations, which have been contracted with maturity up to February, 2009, registered, as of the quarter closing date, net loss of R$ 13,994 (R$ 2,918 on 03/31/08) represented by R$ 5,245 for call options and R$ 8,749 for put options (R$ 2,212 and R$ 706 on 03/31/08, respectively).

c. Interest rate risk

Assets

The consolidate assets results from loan to the phone directory company bearing interest indexed to the IGP-DI (general price index – domestic supply), as well as loans resulting from the sale of Property, Plant and Equipment to other telephony companies, bearing interest indexed to the IPA-OG (wholesales price index – general supply)/Industrial Products of Column 27 (FGV). The Company also has CDBs (bank certificates of deposit) with Banco de Brasília S.A. related to the guarantee to credit benefit granted by the Federal District Government under a program called PRO-DF (Economic and Sustained Development Support Program of the Federal District), which bear interest equivalent to 94% and 97% of the SELIC rate (Central Bank overnight rate).

These assets are represented in the balance sheet as follows:

CONSOLIDATED

	Carrying and fair values
	06/30/08	03/31/08
Assets
Loans, tied to:
IGP-DI	7,367	7,459
IPA-OG Column 27 (FGV)	104	175
Fixed-income securities, tied to:
SELIC rate	4,167	3,969
Total	11,638	11,603
Current	1,690	1,655
Long term	9,948	9,948

Carrying values match fair values because the current contract terms and conditions for these types of financial instruments are similar to the ones in which those were originated or do not presented parameters for quotation or contracting.

Liabilities

Brasil Telecom S.A. has loans and financing contracted in Brazilian currency subordinated to interest rates indexed to following indices: TJLP (long-term interest rate), UMBNDES (National Bank for Economic and Social Development monetary unit), CDI (Interbank Deposit Rate), and INPC. The risk inherent to these liabilities arises from possible fluctuations in these rates. The market rates are continuously monitored to assess the need to contract instruments to hedge against the fluctuations in these rates.

In addition to loans and financing, the subsidiary issued public debentures, nonconvertible into or exchangeable for shares. This liability has been contracted at an interest rate tied to CDI and the risk on this liability arises from possible rate increases.

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These liabilities are represented in the balance sheet as follows:

CONSOLIDATED

	06/30/08		03/31/08
	Carrying value	Fair value	Carrying value	Fair value
Liabilities
Financings bound to rates
TJLP (Long-Term Interest Rate)	2,106,808	2,148,705	2,159,809	2,205,863
UMBNDES	73,336	73,336	87,029	87,029
INPC	26,297	26,297	26,138	26,138
Other Indexes	21,435	21,435	23,333	23,333
Debentures - CDI	1,090,139	1,087,522	1,118,158	1,117,711
Total	3,318,015	3,357,295	3,414,467	3,460,074
Current	305,862	311,730	312,419	318,260
Long-term	3,012,153	3,045,565	3,102,048	3,141,814

The method used for calculating the fair value of swap instruments was future cash flows associated to each instrument contracted, discounted at market rates prevailing at the quarter closing date. For securities tradable in organized markets, the fair value is equivalent to the value of the last closing quotation available at quarter closing date multiplied by the number of outstanding securities. For contracts in which the current contracting terms and conditions are similar to those in which they have been originated, or that do not present parameters for quotation or contracting, fair values are equal to carrying values.

d. Risk of failure to tie loans and financing monetary adjustment indexes to accounts receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not tied to receivables. Thus, there is a risk because the adjustments of telephone tariffs do not necessarily follow increases in local interest rates, which affect this subsidiary.

e. Contingencies

Contingencies are assessed according to probable, possible or remote loss. Contingencies considered as of probable risk are recorded in liabilities. Details on these risks are shown in note 6.

f. Investment-related risks

The Company has investments measured under the equity method of accounting and the acquisition cost. Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc. are subsidiaries, whose investments are measured under the equity method of accounting.

Investments measured at cost are immaterial in relation to total assets. The risks associated to them would not produce significant impacts for the Company in case of significant losses on these investments.

The amounts related to the investments are as follows:

	06/30/08		03/31/08
	Carrying value	Fair value	Carrying value	Fair value
Investments	4,039,837	13,966,711	3,826,200	12,248,950
Investments in subsidiaries	4,039,837	13,966,711	3,820,501	12,243,251
Listed in the stock market	4,033,693	13,960,567	3,803,520	12,226,270
Not listed in the stock market	6,144	6,144	16,981	16,981
Other investments	-	-	5,699	5,699

The investment listed in the stock market refers to the interest held in Brasil Telecom S.A. and its fair value was measured based on the market quotation used for trading among minority shareholders.

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g. Cash investment risks

Temporary cash equivalents in local currency are made in financial investment funds (FIFs) and investments in its own portfolio of private securities (floating rate bank certificates of deposit) issued by prime financial institutions. The FIFs portfolios consist mainly of federal-government securities (floating, fixed, and foreign exchange rate securities) and CDBs issued by prime financial institutions (floating rate securities). Funds may carry out non-leveraged derivative transactions to hedge their portfolios and complying with the goals established in their corresponding investment policies. The exposure to market risks is monitored on a daily basis based on the VaR (Value at Risk) methodology, which qualifies the loss risk on these investments.

Foreign currency-denominated temporary cash investments are represented by overnight operations backed by securities issued by foreign financial institutions, with low credit risk.

Short-term investments, classified as temporary cash investments, are represented by investments in securities issued by the Republic of Austria, with remuneration subject to CDI variation, and the Official Credit Institute (ICO), Spanish government entity, bearing fixed interest.

Investments in CDBs and overnight transactions are subject to the credit risk of financial institutions, and foreign currency-denominated investments are subject to the exchange rate risk.

The balances of cash investments, short–term investments – temporary cash investments – are shown in notes 16 and 17, respectively.

h. Risk of Early Maturity of Loans and Financing

Liabilities derived from financing mentioned in note 35, related to BNDES agreements, public debentures and most referring to financial institutions, have covenants that prescribe the early maturity of obligations or retention of amounts pegged to debt portions in the cases where certain levels for certain indicators, such as indebtedness ratios and leverage (financial covenants), are not met.

For the financing agreements maintained with BNDES, subsidiary Brasil Telecom S.A. must comply with a set of financial ratios and in the event of noncompliance with some of these ratios, the Bank is allowed to request the temporary blocking of values deposited in collection accounts tied to the agreements.

All indicators set forth in agreements are being complied with and thus no sanctions or penalties set forth in the agreement clauses entered into are being enforced upon the Company.

i. Regulatory risk

Concession agreements

Brasil Telecom S.A. entered into with ANATEL local and domestic long distance concession agreements, effective for the period January 1, 2006 - December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the business and several provisions defending consumer’s interests, as noticed by the regulatory agency. The main highlights are:

(i) The burden of the concession defined as 2% of revenue net of taxes, calculated every two years, started in 2006, and the initial payment was made on April 30, 2007. This will occur successively until concession termination. This calculation method, as regards its accrual, corresponds to 1% for each financial year;

(ii) The definition of new universal service goals, particularly AICE (Special Class Individual Access) with mandatory installation of network infrastructure for interconnection to high-capacity access networks;

(iii) Possibility of the Regulatory Agency imposing alternative mandatory offer plans;

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(iv) Introduction of Regulatory Agency’s right to be involved in and change agreements of the concessionaire with third parties;

(v) Inclusion of the parent company’s, subsidiary’s, affiliated companies’ and third parties’ assets, indispensable to the concession, as returnable assets; and

(vi) Creation of the users’ council in each concession.

Interconnection tariffs are defined as a percentage public local and domestic long distance tariff until the effective implementation of cost model by service/modality, scheduled for 2009, as defined in the Regulation for Separation and Accounting Allocation Regulations (Resolution no. 396/05).

Authorizations for Third Generation Mobile Services – 3G

On April 29, 2008, 14 Brasil Telecom Celular S.A. obtained from ANATEL a Concession of Authorization for the Use of Radiofrequency Blocks, linked to the exploitation of Personal Mobile Services – SMP, to operate in sub-bands that allow offering products linked to the network of third generation mobile services – 3G – in its operational area. The value of these authorizations, valid for a period of fifteen years, extendable for an additional 15 years, for valuable consideration, is R$ 488,235. As a requirement for signing the term, BrT Celular paid 10% of the contracted amount, and the remaining amount shall be paid by December of the current year. SMP authorizations serving BrT Celular´s operational region will be unified within a maximum of eighteen months, beginning April 30, 2008 – date on which the Concession of Authorization was published in the Federal Official Gazette. However, a distinction between radiofrequencies blocks will be maintained according to the respective original contracts and effective terms.

The new 3G network started operations on April 30, 2008 and, besides mobile voice services, allows providing SMP customer with data communication services at speeds higher than those made available by the current network 2.5G. In addition, the 3G network supplements the 2.5G network, allowing to expand and update of BrT Celular’s network coverage and meet the customer base growth.

Public Consultation no. 23 – Proposal for Reviewing the General Grating Plans for Services Rendered under Public Regulations

On June 17, 2008 ANATEL published Public Consultation no. 23 on the Proposal for Reviewing the General Grating Plan (“PGO”) for Services Rendered under Public Regulations. The company may express its opinion on the content thereof through July 17, 2008. After analyzing the input received, ANATEL will submit the proposal to the Ministry of Communications, which, in its turn, will analyze and then forwarded for approval by a Federal Decree. The proposal now under public consultation adopts the following action lines:

(i) Maintenance of PGO´s current Regions;

(ii) Inclusion of the Group concept, as the individual Telecommunications Services Carrier or the group of Telecommunications Services Carrier that have controlling relationship as parent companies, subsidiaries or associated companies, applying the concepts of Regulation for Verification of Control and Transfer of Control at Companies that Provide Telecommunications Services, approved by Resolution no. 101, of February 4, 1999;

(iii) Elimination of restrictions rules so that the acquisition of one concessionaire by another operating in a different region is permitted, in such a way that the controlling group’s capital stock remains publicly traded to ensure transparency in monitoring concessions;

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(iv) Guarantee that there are different Groups with concessionaires that render Switched Fixed Telephony Concessionaires – STFC in local mode, operating in appropriate levels of competition in the rendering of services in all Regions of the PGO;

(v) Restriction as for holding more than one concession of the same STFC modality in the same Area of the PGO or part of it by a single Group;

(vi) Obligation that Switched Fixed Telephony Concessionaires – STFC exploit the various types of this service exclusively, as an action to ensure fair competition and provide transparency in monitoring concessions;

(vii) Establishment and expansion of obligation for massive access to telecommunications services by the Group that includes the concessionaire, including as for broadband access (example: expansion of Broadband-supported STFC networks – Backhaul);

(viii) Guarantee of non-discriminatory access to Switched Fixed Telephony Service – STFC support networks by third parties under equal and non-discriminatory conditions consistent with prevailing market practices;

(ix) Compulsory actuation in the other areas of PGO for Groups that control concessions in more than one Area as provided in the General Plan for Competition Goals – PGMC, as well as obligation to meet other conditions imposed by the Agency, to ensure competition, prevent economic concentration and ensure that concession agreements may be executed;

(x) Maintenance of the regional contiguity concept;

(xi) Transfer of all grants of telecommunications services of the parent company, subsidiary or associated company of the Group when transferring concession to any third parties.

As of the date of preparation of this financial interim statements, it is not possible to assess the impact the proposal for reviewing the PGO, under public consultation, could bring to the Company´s business and results.

5. EMPLOYEE BENEFITS

The benefits described herein are offered to employees of the Company, and its subsidiary Brasil Telecom S.A. and its direct or indirect subsidiaries, except for BrT Call Center, as regards supplementary pension plans. These companies can be better jointly referred to as “Brasil Telecom Companies” and also as “Sponsor” or “Sponsors” for purposes of the supplementary pension plan mentioned in this note.

a. Supplementary pension plan

The Company sponsors supplementary pension plans related to retirement for its employees and assisted participants, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged into Brasil Telecom S.A. on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

Bylaws establish the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the foundations, with the agreement of the SPC (Secretariat for Pension Plans), as regards the specific plans.

The sponsored plans are valued by independent actuaries at the balance sheet date. As regards the defined benefit plans described in this note, immediate recognition of the actuarial gains and losses is adopted, and therefore the full liabilities are recognized for the plans presenting a deficit, according to CVM Resolution no. 371/00. In cases that show a positive actuarial situation, assets are recorded in case of express authorization for offsetting with future employer contributions.

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The characteristics of the sponsored supplementary pension plans are as follows:

FUNDAÇÃO 14

Fundação 14 de Previdência Privada was created in 2004 and since 03/10/05 has been in charge of managing and operating the TCSPREV pension plan. On that date, it entered into a management agreement with SISTEL so that the latter provides management and operating services to the TCSPREV and PAMEC-BrT plans until 09/30/06. Staring this date, Fundação 14 took over the management and operation services of its plans. As of October 31, 2007, Fundação 14 ceased to manage the assistance plan PAMEC-BrT because it is an entity engaged in the management of private pension plans. In November, 2007, the assets and liabilities of PAMEC-BrT were transferred to the Company which, in addition to sponsoring the plan, started to manage it.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)
This defined contribution and settled benefit plan was introduced on 02/28/00. On 12/31/01, all pension plans sponsored by the Company together with SISTEL were merged, and the SPC exceptionally and provisionally approved the document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV consists of defined contribution groups with settled and defined benefits. The plans added to the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relationship Instrument, and the terms and conditions set out in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new hires. However, this plan started to be offered starting March 2005 to the defined contribution group. TCSPREV currently serves nearly 66.1% of the staff.

Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$21,104.40 for 2008. Participants have the option to make additional contributions to the plan but without parity of the Company. In the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the participants’ payroll, while the employees’ contribution varies according to the age, time of service and salary. An entry fee may also be payable depending on the age a participant joined the plan. The sponsors are responsible for defraying all administrative expenses and fund risk benefits.

Assets Constituted for Compensation of Future Employer Dues

Due to the approvals from the Board of Fundação 14 on December 18, 2007, which decided for the allocation of surpluses to a reserve for contingencies, a special reserve in favor of participants, beneficiaries and the sponsor, and sponsor's contributions surplus, consolidated assets amounting to R$ 81,209 were recognized to be offset against future employer's contributions. Accordingly, Fundação 14 also made amendments to the Regulations of the TCSPREV Plan, which were filed with the SPC on October 24, 2007.

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The balance of such assets, recognized in other assets, is represented below:

CONSOLIDATED

	06/30/08	03/31/08
Future Contributions to be Compensated – TCSPREV Pension Plan	69,528	71,476
Total	69,528	71,476
Current	11,697	15,208
Long-term	57,831	56,268

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

The supplementary pension plan - PBS-A, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and serves participants who had the status of beneficiaries in January 2000. SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors associated to the provision of telecommunications services and intended for participants that had the status of beneficiaries on 01/31/00.

Contributions to the PBS-A are contingent to the determination of an accumulated deficit. As of 12/31/07, actuarial last date, the plan presented a surplus.

PAMA - Retirees Health Care Plan/PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and intended for participants that had the status of beneficiaries on 01/31/00, for the beneficiaries of the PBS-TCS Group, merged on 12/31/01 into TCSPREV (plan currently managed by Fundação 14) and for the participants of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other foundations. According to a legal and actuarial appraisal, the Sponsor’s responsibility is exclusively limited to future contributions. From March to July 2004 and from December 2005 to April 2006, an incentive optional migration of retirees and PAMA pensioners took place for new coverage conditions (PCE), whose current contingent of migrated people is of 84%. A new period for optional migration has been opened in June/2008 and should go until 08/31/08. The optional of participants for migration results in contribution to PAMA/PCE.

The contributions for this plan correspond to 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by the several sponsoring company. In Brasil Telecom´s case, the PBS-TCS was merged into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan.. Due to the utilization of PAMA, the participants share a portion of its individual costs used in the plan. Contributions by retirees and pensioners who migrated to PAMA/PCE are also carried out. For sponsors, the option of participants to migrate to PAMA/PCE does not change the employer dues of 1.5% mentioned.

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, company merged into Brasil Telecom S.A. at the end of 2000. The main purpose of the Company sponsoring FBrTPREV is to maintain the pensions supplementary to the benefits survival pensions and other benefits provided by the official social security system to participants.

Plans

BrTPREV
Defined contribution and settled benefits plan, launched in October 2002, intended to grant pension plan benefits supplementary to those of the official social security benefits and that initially served only employees of the Rio Grande do Sul Branch. This pension plan started to be offered to new employees of the Company and its subsidiaries in March 2003-February 2005, when its offering was suspended. BrTPREV currently serves nearly 21.8% of the staff.

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Contributions to this plan are determined based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine funding. Contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$ 21,831.00 for 2008. Participants have the option to make additional contributions to the plan but without parity of the Company. The Company is responsible for defraying all administrative expenses and fund risk benefits.

Fundador – Brasil Telecom and Alternativo - Brasil Telecom
Defined benefits plans intended to provide pension benefits supplementary in addition to the benefits of official social security, closed to the entry of new participants. These plans currently serve approximately 0.16% of the staff.

The regular contribution by the sponsor is equal to the regular contribution of the participant, the rates of which vary according to age, time of service and salary. In the Alternativo Plan – Brasil Telecom, the contributions are limited to three times the ceiling benefit of INSS and the participant also pays an entry fee depending on the age he or she joins the plan.

Actuarial Insufficiency of the Plans

The mathematical reserve to amortize, corresponding to the current value of the Company’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBrTPREV, have the settlement within the maximum established period of twenty years, as of January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Department dated 01/25/02. From this maximum term, remains thirteen years and nine months for total liquidation, and in the current period to the quarter closing, an amount of R$ 101,350 (R$ 117,330 in 2007) has been already amortized.

ASSISTANCE PLAN ADMINISTERED BY BRASIL TELECOM S.A.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Intended to provide health care to retirees and pensioners linked to the PBT-BrT Group, pension plan administered by Fundação 14.

The contributions for PAMEC-BrT were fully paid in July 1998, through a single payment. However, as that plan is now managed by Brasil Telecom S.A. after the transfer of management by Fundação 14 in November 2007, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the consolidated liabilities, in the amount of R$ 2,290 (R$ 2,183 on 03/31/08).

b. Stock options plan for management and employees

The Extraordinary Shareholders' Meeting of Brasil Telecom S.A. held on November 6, 2007, approved a new general plan for granting stock options to officers and employees of the Company and its subsidiaries; the plans described were in effect at the quarter closing date, in accordance to the respective approval dates.

Plan Approved on April 28, 2000

The rights vested through stock options agreements while this previously approved plan was effective remain valid and effective according to the respective terms agreed, and no new concessions through this plan are allowed.

On the quarter closing date, there were options for circulation as described in the program below:

Program B

The exercise price is established by the managing committee based on the market price of one thousand shares on option granting date and will be monetarily adjusted based on the IGP-M variation between the agreement execution date and payment date.

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In the current quarter, 56,507 options (162,084 options accumulated in the current fiscal year) have been exercised, settled by means of delivery of preferred shares in treasury of Brasil Telecom S.A., at the total year price of R$ 1,102 and market value of such shares totaling R$ 1,156.

The movements occurred in the balance of options related with this plan are summarized below:

	06/30/08
	Preferred Share Options	Average Exercise Price R$
Initial balance in the quarter	139,820	17.71
Options Exercised	(56,507)	17.91
Final balance in the quarter	83,313	18.52

The right to exercise the option is given in the way and terms presented as follows:

Granting					Adjusted exercise price (In Brazilian reais)	Options (In shares)
Grant date		Lot	Exercise as from	Exercise deadline
3rd	12/22/04	33%	12/22/05	12/31/11	18.52	27,771
		33%	12/22/06	12/31/11	18.52	27,771
		34%	12/22/07	12/31/11	18.52	27,771

Stock options represent 0.02% of total outstanding shares of subsidiary Brasil Telecom S.A. (0.03% as of 03/31/08).

Assuming that the options will be fully exercised, the premiums on the related options, calculated based on the Black&Scholes method, payable by the subsidiary, would total R$ 230 (R$ 1,047 in 03/31/08).

The options ensured by this plan are characterized as options settled in shares according to international rules addressing the matter – IFRS 2 – Share-based payment. Therefore, if shares were counted out, there should not be effect over on the net equity balance of the Company, once such options would have been directly recorded in net equity, annuling the effect of the expense accrued. There are no effects on the result of the quarter as the period to exercise options - vesting period – has elapsed.

Plan approved on November 06, 2007

The new plan authorizes granting stock options, allowing plan participants, under certain conditions, to purchase or subscribe, in the future, shares that are part of a basket of shares defined as UP (Performance Unity), which comprises preferred shares of Brasil Telecom S.A. and common and preferred shares of its Company. The amount corresponding to the number of UPs granted cannot exceed the maximum amount of 10% of the book value of the shares of each type of share of the subsidiary.

The shares derived from the exercise of options entitle beneficiaries to the same rights granted to the other shareholders of Brasil Telecom S.A. and Company.

According to the Plan, Brasil Telecom S.A. is forced to repurchase the shares acquired by the employees and officers through the exercise of the option, at the weighed closing average market price in the last thirty trading floors.

The Board of Directors is responsible for managing of this plan and is vested with full powers for establishing stock options programs, which can be delegated to a compensation committee formed by up to three Board members.

At the Meeting held on December 14, 2007, the Board of Directors of Brasil Telecom S.A. ratified the approval of two programs related to the new stock options plan, with retroactive effects to July 1, 2007, which consist of the following:

Program 1

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Options are granted as a one-time concession and do not allow new grants for a period of up to four years. The exercise price of the UP has been set up by the Board of Directors, under the terms defined in the plan and it is subject to indexation by the IGP-M, plus 6% p.a., to be discounted from the amounts paid as dividends and/or interest on capital in the period.

Program 2

Stock options under this program are granted annually, on July 1 of every year. Stock options for Program 2 were granted on July 1, 2007. The exercise price of the UP has been set up by the Board of Directors, under the terms defined in the plan, to be discounted from the amounts paid as dividends and/or interest on capital in the period.

The stock options for programs 1 and 2 are vested as follows:

Program	Granting				Adjusted exercise price (In Brazilian reais)	Options (in UPs)
	Grant date	Lot	Exercise as from	Exercise deadline
1	07/01/07	25%	07/01/08	06/30/11	30.88	704,331
		25%	07/01/09	06/30/12	30.88	704,331
		25%	07/01/10	06/30/13	30.88	704,331
		25%	07/01/11	06/30/14	30.88	704,331
2	07/01/07	25%	07/01/08	06/30/11	25.47	219,124
		25%	07/01/09	06/30/12	25.47	219,124
		25%	07/01/10	06/30/13	25.47	219,123
		25%	07/01/11	06/30/14	25.47	219,123

The vesting periods set out in programs 1 and 2 can be anticipated as a result of special events or conditions established in the option granting agreement, particularly due to the alteration in the direct or indirect control of Brasil Telecom S.A. and Company.

There were no transactions in the balance of options regarding this plan in the quarter.

The representativeness of the balance of options (UP’s) before the equity value of common and preferred shares of Brasil Telecom S.A. is of 4.33% and 3.63%, respectively (4.41% and 3.69% on 03/31/08).

Assuming that the options included in programs 1 and 2 will be fully exercised, the amount of the premiums on the related options, calculated according to the Binomial stock options pricing model on the quarter closing date, for this subsidiary would be R$ 52,640 (R$ 49,488 on 03/31/08).

In case the options were counted by Brasil Telecom S.A., the reducing effect on the result of the quarter would be of R$ 3,337 (R$ 5,200 accumulated in the current fiscal year) and on the shareholders’ equity it would be R$ 11,397 (R$ 8,060 on 03/31/08).

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c. Other employee benefits

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sick pay, transportation allowance, and others.

6. PROVISION FOR CONTINGENCIES

a. Contingent liabilities

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, tax and accounting aspects. The assessment of these risks aims at classifying them according to the chances of unfavorable outcome as probable, possible or remote, taking into account the opinion of its legal counsel.

Contingencies whose risks are classified as probable are accrued. Contingencies classified as possible are discussed in this note. These proceedings are under discussion at the administrative or judicial level, in all the court levels, from the lower to the extraordinary courts.

In a number of situations, due to legal requirement or as a caution measure, escrow deposits are made to ensure the continuity of the proceedings in discussion. The escrow deposits related to contingencies with possible and remote likelihood of loss are shown in note 23.

Note that in some cases similar matters may be ranked in different risk degree ratings, which is justified by the facts and the particular status of each proceeding.

Labor lawsuits

The provisions for labor lawsuits include an estimate made by the Company’s management, supported by the opinion of its legal counsel, of the losses related to lawsuits filed by employees and former employees of the Company and service providers related to labor matters.

Tax lawsuits

Provisions for tax contingencies refers specially to issues related to the tax collection arisen from disagreements between the management’s understanding, supported by the opinion of the Company’s legal advisors and the Tax Authorities regarding the interpretation, enforcement, legality and constitutionality of tax legislation.

Civil lawsuits

The reserves for civil contingencies refer to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans and suit for damages and consumer lawsuits.

Classification by risk level

Probable risk contingencies

Contingencies classified as probable loss risk, which are accrued in liabilities and have the following balances:

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COMPANY	CONSOLIDATED
Nature	06/30/08	03/31/08	06/30/08	03/31/08
Provisions	3,788	5,262	1,369,453	1,297,158
Labor	-	-	417,873	420,044
Tax	3,736	5,210	410,980	408,103
Civil	52	52	540,600	469,011
Related escrow deposits	-	-	(426,797)	(389,220)
Labor	-	-	(221,264)	(221,163)
Tax	-	-	(22,669)	(22,139)
Civil	-	-	(182,864)	(145,918)
Total provisions, net of escrow deposits	3,788	5,262	942,656	907,938
Current	-	15	232,668	201,323
Long term	3,788	5,247	709,988	706,615

Labor

Changes in 2008:

CONSOLIDATED
Provisions as of 12/31/07	421,759
Changes allocated to income	39,895
Monetary adjustment	24,671
Reassessment of contingent risks	10,347
Provisions of new lawsuits	4,877
Payments	(43,781)
Subtotal I (provisions)	417,873
Related escrow deposits as of 12/31/07	(220,679)
Changes in escrow deposits	(585)
Subtotal II (escrow deposits)	(221,264)
Balance as of 06/30/08, net of escrow deposits	196,609

The main matters affecting the accrued labor contingencies are as follows:

(i) Hazardous duty premium - refers to the claim of hazardous duty premium, based on Law no. 7.369/85, regulated by Decree no. 93.412/86, due to the alleged risk of contact by the employee with the electric power system;

(ii) Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with agreements with trade union. The effects relate to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary.

(iii) Career plan - refers to the claim for enforcement of the career and salaries plan for employees of Brasil Telecom S.A., Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, allegedly not granted by the former Telesc;

(iv) Joint/vicarious liability - refers to the claim to assign liability to Brasil Telecom S.A., filed by outsourced personnel, due to alleged noncompliance with this personnel’s labor rights by their direct employers;

(v) Overtime - refers to the claim for the payment of salary and allowances derived from alleged overtime worked;

(vi) Job reinstatement – claim due to alleged noncompliance of an employee’s special condition which would prevent the termination of the employment contract without cause;

(vii) Claim for the application of regulation that established the payment of a percentage on the income of Brasil Telecom S.A., specifically attributed to the Santa Catarina Branch; and

(viii) Supplement to FGTS (severance pay fund) fine arising from understated inflation - refers to claims to increase the FGTS indemnity fine due to the adjustment of accounts of this fund because of inflation effects.

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Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal to assure the reimbursement of all amounts paid for this purpose.

Tax

Changes in 2008:

COMPANY	CONSOLIDATED
Provisions as of 12/31/07	4,974	372,896
Changes allocated to income	(1,238)	47,972
Monetary adjustment	196	12,827
Reassessment of contingent risks	(1,434)	3,630
Provisions of new lawsuits	-	31,515
Payments	-	(9,888)
Subtotal I (provisions)	3,736	410,980
Related escrow deposits as of 12/31/07	-	(22,046)
Changes in escrow deposits	-	(623)
Subtotal II (escrow deposits)	-	(22,669)
Balance as of 06/31/08, net of escrow deposits	3,736	388,311

The main accrued lawsuits provisioned refer to the following disputes:

(i) Federal Taxes – several tax deficiency assessments that require the payment of federal taxes on events qualified in a allegedly inadequate way or on differences in the calculation of these taxes; and

(ii) State Taxes – claim for payment of ICMS (State value added tax) on transactions that, according to the Company, are not subject to this tax, and discussions on ICMS credits taken, the validity or legality of which is questioned by the State Tax Authorities.

Civil

Changes in 2008:

COMPANY	CONSOLIDATED
Provisions as of 12/31/07	52	398,899
Changes allocated to income	-	212,864
Monetary adjustment	-	26,453
Reassessment of contingent risks	-	158,129
Provisions of new lawsuits	-	28,282
Payments	-	(71,163)
Subtotal I (provisions)	52	540,600
Related escrow deposits as of 12/31/07	-	(53,118)
Changes in escrow deposits	-	(129,746)
Subtotal II (escrow deposits)	-	(182,864)
Balance as of 06/30/08, net of escrow deposits	52	357,736

The accrued lawsuits are as follows:

(i) Review of contractual terms and conditions – lawsuit filed by an equipment supplier against the subsidiary Brasil Telecom S.A. to claim the revision of contractual terms and conditions due to changes introduced by an economic stabilization plan;

(ii) Financial Participation Agreements - the TJ/RS (Court of Appeals of Rio Grande do Sul) has issued decisions against the procedure previously adopted by the former CRT, a company merged into Brasil Telecom S.A. in lawsuits related to the application of a rule issued by the Ministry of the Communications. These lawsuits are in various stages: lower courts, Court of Appeals and Superior Court of Justice;

Page: 32

(iii) Customer service centers – public civil actions related to the closing of customer services centers;

(iv) Free Mandatory Telephone Directories - lawsuits questioning the non-delivery of printed residential telephone directories; and

(v) Other lawsuits - refer to various ongoing lawsuits, comprising civil liability suits, indemnities for contract termination and consumer matters in progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Possible risk contingencies

Contingencies with risk level considered possible, and therefore not recorded in the books, are broken down as follows:

COMPANY	CONSOLIDATED
Nature	06/30/08	03/31/08	06/30/08	03/31/08
Labor	1,852	1,792	631,142	568,672
Tax	54,786	52,955	1,996,971	2,097,648
Civil	447	431	1,167,563	1,196,709
Total	57,085	55,178	3,795,676	3,863,029

Labor

Changes in 2008:

COMPANY	CONSOLIDATED
Amount estimated as of 12/31/07	1,737	542,427
Monetary adjustment	115	36,065
Reassessment of contingent risks	-	(24,388)
New lawsuits	-	77,038
Amount estimated as of 06/30/08	1,852	631,142

The main matters involving possible losses in labor lawsuits are related to joint/vicarious responsibility, supplement of FGTS indemnity fine resulting from understated inflation, hazardous duty premium, promotions and claim of payment of alleged overtime worked.

Tax

Changes in 2008:

COMPANY	CONSOLIDATED
Amount estimated as of 12/31/07	51,558	2,113,653
Monetary adjustment	2,687	80,821
Reassessment of contingent risks	20	(308,479)
New lawsuits	521	110,976
Amount estimated as of 06/30/08	54,786	1,996,971

The main existing lawsuits are represented by the matters below:

(i) Social Security (INSS) infraction notices on the addition of captions to the contribution salary allegedly due by the company;

(ii) Tax infraction notices issued by the Federal Revenue Service due to differences in amounts reported in the DCTF (Declaration of Federal Tax Debits and Credits) and the DIPJ (Corporate Income Tax Return);

(iii) Public civil lawsuits questioning the alleged pass-through of PIS and COFINS (taxes on revenues) to end consumers;

(iv) ICMS levied on international calls, whose tax liability for the collection is assigned to another operator;

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(v) ICMS – credit and related tax rate difference on interstate purchases made by the Company;

(vi) ICMS – tax infraction notices on the alleged levy of the tax on the activities described in Agreement no. 69/98;

(vii) ICMS – tax credit on cancelled invoices;

(viii) Withholding Income Tax - on hedge transactions for debt coverage;

(ix) FUST (Telecommunications Universal Service Fund) – due to the illegal retroactivity, according to the Company, of the effects generated by the change in interpretation of its calculation basis by ANATEL;

(x) ISS (Service Tax) – alleged levy on communications auxiliary services and discussion on the classification of services taxed by the cities listed in the Supplementary Law no. 116/2003.

Civil

Changes in 2008:

COMPANY	CONSOLIDATED
Amount estimated as of 12/31/07	416	1,129,591
Monetary adjustment	31	84,470
Reassessment of contingent risks	-	(150,259)
New lawsuits	-	103,761
Amount estimated as of 06/30/08	447	1,167,563

The main existing lawsuits are represented by the matters below:

(i) Payments made in lawsuits related to the PCT (Community Telephony Program) – the plaintiffs claim from Brasil Telecom S.A. payment in lawsuits related to the contracts resulting from the Community Telephony Program. These lawsuits are in various stages: lower courts, Court of Appeals and Superior Court of Justice.

(ii) Lawsuit for damages and consumers; and

(iii) Contractual – lawsuits related to the claim of a percentage resulting from the Real Plan, to be applied on a service agreement, review of conversion of installments into URV (units of account) and later into reais, related to equipment supply and service provision.

Letters of guarantee

As for contingent liabilities, the Company has contracts for letters of guarantee entered into with financial institutions, as supplementary guarantees for lawsuits in provisional foreclosure and guarantees for attending bidding processes with ANATEL. The total amount of guarantees contracted and in force at the quarter closing date is R$ 1,542 (R$ 1,501 on 03/31/8) and R$ 2,308,405 (R$ 1,995,405 on 03/31/08) for consolidated purposes. The commission charges on these contracts are based on market rates.

b. Contingent assets

The tax lawsuits below have been by to claim the refund of taxes paid.

PIS/COFINS: tax lawsuits challenging the enforcement of Law no. 9.718/98, which increased the PIS and COFINS tax basis. The period comprised by the Law was February 1999-November 2002 for PIS and February 1999-January 2004 for COFINS. In November 2005, the STF (Federal Supreme Court) concluded the judgment of certain lawsuits on the same matter and considered the increase of tax basis introduced by said Law unconstitutional. Part of the lawsuits filed by the Company and the STFC concessionaires from Region II of the Concession Plan, merged into Brasil Telecom S.A. in February 2000, became final and unappealable in as regards the increase in PIS and COFINS tax basis. The Company is awaiting the judgments of the lawsuits filed by the other merged companies, whose likelihood of a favorable outcome in future filing of appeals is considered as probable by the Company’s legal counsel. The amount attributed to these lawsuits representing unrecognized contingent assets, is R$ 17,837 (R$ 17,632 on 03/31/08).

Page: 34

7. SHAREHOLDERS’ EQUITY

a. Capital

The Shareholders' Meeting held on April 27, 2007 approved the reverse split of shares of the Company’s capital stock. Accordingly, the shares will be grouped at the ratio of one thousand (1,000) shares per one (1) share, and capital will be represented by 134,031,688 common shares and 229,937,525 preferred shares, totaling 363,969,213 shares issued. From the total amount of shares, 1,480,800 common shares are held in treasury.

The Company is authorized to increase its capital, according to a resolution of the Board of Directors, up to the total limit of 700,000,000 common or preferred shares, in compliance with the legal limit of two thirds (2/3) for the issue of new preferred shares without voting rights.

By means of a resolution of the Shareholders' Meeting or the Board of Directors, the Company’s capital may be increased by the capitalization of retained earnings or prior reserves allocated by the Shareholders’ Meeting. Under these conditions, the capitalization may be carried out without changing the number of shares.

Capital is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By resolution of the Shareholders’ Meeting or the Shareholders' Meeting, the preemptive right on the issue of shares, warrants or debentures convertible into shares may be excluded, in the cases stipulated in article 172 of Corporate Law.

The preferred shares do not have voting rights, except in the cases specified in sole paragraphs of Articles 11 and 14 of the Bylaws, but are assured priority in receiving the minimum noncumulative dividend equal to the higher of 6% per year, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares or 3% per year, calculated on the amount resulting from dividing shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital at the quarter closing date is R$ 2,596,272 (R$ 2,596,272 as of 03/31/08), represented by the following shares with no par value:

Share type	Total		Treasury Shares		Outstanding Shares
	06/30/08	03/31/08	06/30/08	03/31/08	06/30/08	03/31/08
Common	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred	229,937,525	229,937,525	-	-	229,937,525	229,937,525
Total	363,969,213	363,969,213	1,480,800	1,480,800	362,488,413	362,488,413

	06/30/08	03/31/08
Book value per outstanding share (R$)	15,46	14,66

Common shares held in treasury are deducted when determining the net book value.

Page: 35

b. Treasury Shares

Treasury shares derive from Stock Repurchase Programs carried out in 2002 to 2004. On 09/13/04, a material event was disclosed on the last proposal approved by the Company’s Board of Directors for the repurchase of preferred and common shares issued by the Company to be held in treasury or cancellation, or subsequent sale.

The number of treasury shares is as follows:

	06/30/08		03/31/08
	Common Shares	Amount	Common Shares	Amount
Balance at beginning of year	1,480,800	20,846	1,480,800	20,846
Balance at end of year	1,480,800	20,846	1,480,800	20,846

History cost of the purchase of treasury shares in (R$ per shares)	06/30/08	03/31/08
Weighted average cost	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00

The unit cost in the acquisition considers the totality stock repurchase programs.

By quarter closing date, no common shares purchased had been sold.

Market value of treasury shares

The market value of treasury shares at the quarter closing date was the following:

	06/30/08	03/31/08
Number of common shares	1,480,800	1,480,800
Quotation per share on BOVESPA (R$)	53.00	49.35
Fair value	78,482	73,077

For presentation purposes, the balance of retained earnings used to repurchase these shares is as follows:

	06/30/08	03/31/08
Accounting Balance of Accumulated Profits	2,454,732	2,157,258
Treasury shares	(20,846)	(20,846)
Retained earnings, net of treasury shares	2,433,886	2,136,412

c. Capital reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for share subscription premium: results from the difference between the amount paid on subscription and the portion allocated to capital.

Other capital reserves: formed by the contra entry of funds invested in income tax incentives before the beginning of the fiscal year 2008.

d. Profit reserves

The profit reserves are recognized in accordance with the following practices:

Legal reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is used only to increase capital or absorb losses.

Page: 36

Retained earnings: consist of the remaining balances of net income or loss for the year, adjusted according to the terms of article 202 of Law no. 6.404/76, or by the recording of prior years’ adjustments, if applicable. The balance that composes the account of accumulated profits was totally directed as profits withheld by the respective shareholders’ general assemblies, according to the Stock Corporation Act. This account balance also comprises the profit in formation in the current year.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated by the end of the fiscal year. Mandatory minimum dividends are calculated in accordance with article 202 of Law no. 6.404/76, and the preferred or priority dividends are calculated in accordance with the Company’s Bylaws.

By decision of the Board of Directors, the Company may pay or credit, as dividends, on shareholders’ equity (“JSCP”), under article 9, paragraph 7, of Law no. 9.249, of December 26, 1995. The interest paid or credited will be offset with the minimum mandatory annual dividend amount, in accordance with article 44 of the Company’s Bylaws.

The interest on shareholders’ equity credited to shareholders and which shall be attributed to dividends, net of income tax, as part of the proposal to allocate results for the fiscal year to close at 2008 year-end, to be submitted for approval of the General Shareholders’ Meeting, was the following:

	06/30/08	06/30/07
Interest on Shareholder’s Equity – JSCP – Credited	187,000	187,600
Common Shares	68,380	68,600
Preferred shares	118,620	119,000
IRRF (withholding income tax)	(28,050)	(28,140)
Net JSCP	158,950	159,460

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8. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

CONSOLIDATED
	06/30/08	06/30/07
Fixed telephone service
Local service	3,202,421	3,282,473
Activation fees	5,529	10,289
Subscription	1,791,302	1,735,691
Measured service	466,630	583,624
Fixed Mobile – VC1	930,304	932,905
Rental	575	583
Other	8,081	19,381
Long distance service	1,476,578	1,483,915
Intra-sector fixed	427,507	426,198
Intraregional (inter-sector) fixed	125,330	134,614
Interregional fixed	116,751	121,872
VC2	402,520	393,348
Fixed origin	147,442	144,483
Mobile origin	255,078	248,865
VC3	382,741	384,854
Fixed origin	181,070	192,854
Mobile origin	201,671	192,000
International	21,729	23,029
Interconnection	173,613	167,368
Fixed x Fixed	103,789	111,506
Mobile x Fixed	69,824	55,862
Cession of means	208,599	175,760
Public telephony	254,482	269,423
Supplementary services, smart network and advanced telephony	201,107	202,198
Other	15,892	18,608
Total fixed telephone service	5,532,692	5,599,745
Mobile telephone service
Telephony	893,318	806,336
Subscription	195,454	215,093
Use	285,513	237,607
Charge per call	3,189	2,955
Roaming	9,758	8,939
Interconnection	324,424	289,075
Value added services	69,519	43,412
Other services	5,461	9,255
Sale of products	98,773	134,882
Cell phones	97,156	130,263
Electronic cards - Brasil Chip, accessories and other goods	1,617	4,619
Total of mobile telephony service	992,091	941,218
		To be continued

Page: 38

... continued

CONSOLIDATED
	06/30/08	06/30/07
Data transmission services and others
Data communication	1,441,706	1,114,049
Other services of core activities	248,707	214,933
Total data transmission services and others	1,690,413	1,328,982
Gross operating revenue	8,215,196	7,869,945
Deductions from gross revenue	(2,629,896)	(2,435,745)
Taxes on gross revenue	(2,191,853)	(2,146,211)
Other deductions from gross income	(438,043)	(289,534)
Net operating revenue	5,585,300	5,434,200

9. COST OF SERVICES AND SALES

Costs incurred on services and sales are as follows:

CONSOLIDATED
	06/30/08	06/30/07
Interconnection	(1,118,440)	(1,146,967)
Depreciation and amortization	(873,255)	(1,062,327)
Third Parties Services	(480,188)	(470,268)
Personnel	(167,814)	(71,860)
Rental, leasing and insurance	(163,757)	(157,361)
Products sold	(108,240)	(124,344)
Connection means	(66,870)	(63,979)
FISTEL (Telecommunications Inspection Fund) fee	(38,335)	(32,782)
Materials	(33,288)	(34,700)
Price of the public service concession	(32,845)	(35,214)
Employees profit sharing	(14,995)	(10,076)
Other	(3,356)	(3,303)
Total	(3,101,383)	(3,213,181)

10. SALES OF SERVICES

(Selling expenses)

The expenses related to selling activities are detailed as follows:

CONSOLIDATED
	06/30/08	06/30/07
Third-Party Services	(261,628)	(354,855)
Losses on accounts receivables	(216,336)	(208,162)
Personnel	(112,774)	(111,419)
Rental, leases and insurance	(30,706)	(18,182)
Materials	(26,046)	(31,771)
Employee and management profit sharing	(12,917)	(10,419)
Depreciation and amortization	(9,313)	(9,491)
Other	(19,734)	(11,003)
Total	(689,454)	(755,302)

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11. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses, are detailed as follows:

COMPANY	CONSOLIDATED
	06/30/08	06/30/07	06/30/08	06/30/07
Third-Party services	(3,127)	(2,627)	(416,182)	(362,118)
Depreciation and amortization	(105)	(135)	(152,497)	(165,237)
Personnel	(2,354)	(2,176)	(101,321)	(85,691)
Employee and management profit sharing	-	-	(25,880)	(18,013)
Rent, leasing and insurance	(4,289)	(3,576)	(27,372)	(21,280)
Materials	(1)	-	(1,922)	(1,798)
Others	(5)	(7)	(682)	(2,700)
Total	(9,881)	(8,521)	(725,856)	(656,837)

12. OTHER OPERATING INCOME (EXPENSES)

Other revenues and expenses attributed to operating activities are shown as follows:

COMPANY	CONSOLIDATED
	06/30/08	06/30/07	06/30/08	06/30/07
Receivables related with the Settlement of Litigations (1)	5,845	-	175,730	-
Refunded Taxes and recovered expenses	45	48	73,514	44,013
Penalties	(34)	(1)	57,867	50,854
Rental operating infrastructure and others	-	-	42,296	41,474
Technical and administrative services	236	1,557	34,428	30,116
Subsidies and grants received	-	-	6,926	7,605
Contingencies - Provision(2)	1,238	(239)	(300,731)	(281,775)
Taxes (except for gross revenue, corporate income tax and social contribution)	(643)	(240)	(69,908)	(33,248)
Amortization of goodwill on acquisition of investments	-	-	(41,558)	(39,621)
Pension plans - (provision) reversion	-	-	(32,920)	15,542
Court Fees	-	-	(27,532)	(20,939)
Donations and Sponsoring	(5)	-	(11,075)	(3,439)
Provision/reversion of other provisions	-	-	(3,857)	33,720
Results on write-off of repair/resale inventories	-	-	(1,030)	(1,136)
Settlement of litigation with telecommunications companies	-	-	(399)	4,199
Other income (expenses)	(191)	149	(4,331)	(8,289)
Total	6,491	1,274	(102,580)	(160,924)
Other Operating Income	7,366	1,935	407,503	245,105
Other operating expenses	(875)	(661)	(510,083)	(406,029)
Revenues and expenses of the same nature are represented by the net value.
(1) Refers to the amount received due to the Instrument of Release and Settlement of Litigation entered into by the Company, its subsidiary 14 Brasil Telecom Celular S.A. and its Parent Company, Opportunity Fund/Banco Opportunity and its related companies and Telemar Norte Leste S.A., whose details are mentioned in note 1, highlighted in specific item.
(2) Provisions for contingencies are described in note 6.

Page: 40

13. FINANCIAL EXPENSES, NET

COMPANY	CONSOLIDATED

	06/30/08	06/30/07	06/30/08	06/30/07
Financial income	91,637	104,770	386,608	305,400
Local currency	91,637	104,769	377,928	303,176
On foreign currency-denominated rights	-	1	8,680	2,224
Financial expenses	(209,695)	(211,604)	(649,071)	(655,340)
Local currency	(21,485)	(24,001)	(352,159)	(345,023)
On foreign currency-denominated liabilities	(1,210)	(3)	(29,727)	(42,545)
Interest on Shareholders’ Equity	(187,000)	(187,600)	(267,185)	(267,772)
Total	(118,058)	(106,834)	(262,463)	(349,940)

14. NON-OPERATING (EXPENSES) INCOME

COMPANY	CONSOLIDATED

	06/30/08	06/30/07	06/30/08	06/30/07
Result on write-off and reversion of losses with investments	46,337	542	45,840	2,343
Gain (loss) with investments(1)	745	-	(43,461)	(4)
Provision reversal for realization amount and losses of property, plant
and equipment and properties for sale	-	-	8,421	6,845
Result in property, plant and equipment and deferred write-off	-	-	(2,017)	(2,910)
Amortization of goodwill on merger	-	-	-	(126)
Total	47,082	542	8,783	6,148
(1) The loss consolidated with investments is a result from the change in the corporate participation of the subsidiaries BrTI, NTP and NTI in the capital stock of iG Cayman, occasioned by repurchase of shares held by shareholders outside the companies Brasil Telecom, as mentioned in note 1.b. Indirect Subsidiaries.

15. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company records a provision for income and social contribution taxes on an accrual basis, and recognizes deferred taxes for temporary differences. The provision for income and social contribution taxes recognized in the statement of income is as follows:

Page: 41

COMPANY	CONSOLIDATED

	06/30/08	06/30/07	06/30/08	06/30/07
Income before taxes and profit sharing	358,428	144,282	712,347	304,164
Income of companies not subject to the calculation of
income and social contribution taxes(1)	-	-	197	18,754
Total of taxable income	358,428	144,282	712,544	322,918
IRPJ (Corporate Income Tax)
IRPJ on taxable income (10%+15%=25%)	(89,607)	(36,071)	(178,136)	(80,730)
Permanent additions	(4,043)	(34)	(42,678)	(28,595)
Goodwill amortization	-	-	(9,952)	(10,888)
Exchange variation on investments	(14)	(34)	(1,011)	(1,565)
Nonoperating equity in subsidiaries	-	-	(11,052)	(495)
Other additions	(4,029)	-	(20,663)	(15,647)
Permanent deductions	72,535	23,500	24,435	12,900
Equity in subsidiaries	67,195	23,283	-	-
Dividends from investments stated at acquisition cost	1	82	60	178
Non-Operating Equity in Subsidiaries	-	-	186	-
Other deductions	5,339	135	24,189	12,722
Offset of tax loss carryforwards	-	-	3,940	834
Other	(107)	13	(4,533)	712
Effect of IRPJ on the Statement of Income	(21,222)	(12,592)	(196,972)	(94,879)
CSLL (social contribution on net profit)
CSLL on taxable income (9%)	(32,259)	(12,985)	(64,129)	(29,063)
Permanent additions	315	(12)	(13,913)	(9,698)
Goodwill amortization	-	-	(3,583)	(3,920)
Exchange variation on investments	(5)	(12)	(364)	(563)
Nonoperating equity in subsidiaries	-	-	(3,979)	(178)
Other additions	320	-	(5,987)	(5,037)
Permanent deductions	24,341	8,460	8,792	4,346
Equity in subsidiaries	24,123	8,381	-	-
Dividends from investments stated at acquisition cost	-	30	21	64
Other deductions	218	49	8,771	4,282
Offset of tax loss carryforwards	-	-	1,474	296
Other	(64)	(1)	(1,745)	69
Effect of CSLL on the Statement of Income	(7,667)	(4,538)	(69,521)	(34,050)
Effect of IRPJ and CSLL on the Statement of Income	(28,889)	(17,130)	(266,493)	(128,929)
(1) Negative result of subsidiaries which do not recognize income and social contribution taxes on tax loss carryforwards because they do not expect their realization.

Page: 42

16. CASH, BANKS AND TEMPORARY CASH INVESTMENTS

COMPANY	CONSOLIDATED

	06/30/08	03/31/08	06/30/08	03/31/08
Cash and banks	159	101	106,306	65,522
Temporary cash investments	884,244	1,002,211	2,274,955	3,024,447
Total	884,403	1,002,312	2,381,261	3,089,969

The breakdown of the temporary cash investments portfolio is as follows:

COMPANY	CONSOLIDATED

	06/30/08	03/31/08	06/30/08	03/31/08
Exclusive investment funds
Government securities	477,906	761,594	1,269,119	2,169,423
Private-sector securities	362,197	228,795	874,604	594,368
Cash and repos– Overnight	48,369	19,717	100,860	250,458
Derivatives	77	43	481	444
Provision for income tax – amending	(4,272)	(7,905)	(9,798)	(20,542)
Total exclusive investment funds	884,277	1,002,244	2,235,266	2,994,151
Overnight fund	-	-	3,685	3,597
CDB	-	-	-	26,611
Open investments funds	-	-	36,289	373
Investments abroad – certificates of deposit	884,277	1,002,244	2,275,240	3,024,732
Total investments

Partial block by court order	(33)	(33)	(285)	(285)
Total temporary cash investments	884,244	1,002,211	2,274,955	3,024,447

Exclusive investment funds are subject to obligation associated to the payment of services provided for the asset management, attributed to investment transactions, such as custody and audit fees, and other related expenses, and there are no relevant financial liabilities not Company’s assets to guarantee those liabilities.

Statement of Cash Flows

COMPANY	CONSOLIDATED

	06/30/08	06/30/07	06/30/08	06/30/07
Operating Activities
Net Income for the Period	516,539	314,752	502,760	315,334
Minority interests	-	-	210,279	127,673
Items not affecting cash	(490,502)	(264,385)	1,500,733	1,689,852
Depreciation and amortization	105	135	1,076,623	1,276,802
Losses on accounts receivable	-	-	216,336	208,162
Provision for contingencies	(1,238)	239	300,731	281,775
Provisions for Pension Funds	-	-	32,920	(15,542)
Deferred Taxes	(9,493)	(6,396)	(129,061)	(60,933)
Income in Permanent Assets Write-off	(46,337)	(542)	(40,277)	(416)
Equity in Subsidiaries	(432,794)	(257,821)	-	-
Loss (Gain) with Investments	(745)	-	43,461	4
To be continued ...

Page: 43

COMPANY	CONSOLIDATED

	06/30/08	06/30/07	06/30/08	06/30/08
Equity Changes	37,376	(5,102)	(769,247)	(630,349)
Trade accounts receivable	-	-	(276,005)	(224,743)
Inventories	-	-	(20,032)	27,496
Personnel, payroll charges and benefits	(2)	-	23,225	11,583
Accounts payable and accrued expenses	(22,194)	(33,998)	(68,372)	60,122
Taxes	61,231	21,817	(146,585)	39,502
Financial Charges	-	-	(78,197)	(100,773)
Services exploitation licenses	-	-	53,172	(61,847)
Provisions for contingencies	-	-	(124,831)	(206,017)
Provisions for pension funds	-	-	(54,916)	(82,526)
Other assets and liabilities accounts	(1,659)	7,079	(76,706)	(93,146)
Cash flow from operating activities	63,413	45,265	1,444,525	1,502,510

Investment activities
Temporary investments in Fixed Income Securities	(17,569)	-	(170,031)	(111,605)
Funds obtained in the sale of permanent assets	54,341	-	77,174	2,217
Escrow Deposits	(26,518)	(134)	(807,997)	(356,412)
Investments in permanent assets	-	-	(597,946)	(705,371)
Dividends/JSCP received from Subsidiaries	474,246	241,145	-	-
Cash flow from investment activities	484,500	241,011	(1,498,800)	(1,171,171)

Financing activities
Dividends/Interest on Shareholders’ Equity paid in the period	(651,024)	(381,684)	(860,841)	(491,850)
Loans and financing	-	-	(68,169)	(971,306)
Obtained loans	-	-	100,000	-
Repayment loans	-	-	(168,169)	(971,306)
Cash flow from investment activities	(651,024)	(381,684)	(929,010)	(1,463,156)

Cash flow for the period	(103,111)	(95,408)	(983,285)	(1,131,817)

Cash, bank and temporary cash investments:
Ending balance	884,403	1,336,936	2,381,261	2,842,135
Beginning Balance	987,514	1,432,344	3,364,546	3,973,952
Changes in the period	(103,111)	(95,408)	(983,285)	(1,131,817)

Supplementary cash flow information

COMPANY	CONSOLIDATED

	06/30/08	06/30/07	06/30/08	06/30/07
Income tax and social contribution paid	-	-	323,099	117,112
Interest paid from loans and financing (includes debentures)	-	-	197,298	277,495
Variation between Economic and Financial Investment (Property, Plant and Equipment, Intangible Assets and	-	-	(374,203)	250,003

Page: 44

17. TEMPORARY INVESTMENTS

COMPANY	CONSOLIDATED

	06/30/08	03/31/08	06/30/08	03/31/08
Bonds of the Austrian Republic	285,180	279,402	285,180	279,402
ICO Bonds – Instituto de Crédito Oficial da Espanha	207,778	205,278	413,355	406,510
Total	492,958	484,680	698,535	685,912

The bonds issued by the Austrian Republic have remuneration bound to a percentage of variation of CDI and its maturity will occur on 12/19/08. The bonds from the Instituto de Crédito Oficial (ICO), Spanish public entity, have pre-fixed remuneration and their maturity will occur on 12/19/08 and 12/22/08.

18. TRADE ACCOUNTS RECEIVABLE

The amounts related to trade accounts receivable are as follows:

CONSOLIDATED

	06/30/08	03/31/08
Billed services	1,616,490	1,657,502
Unbilled services	975,039	908,847
Sale of products	54,998	47,354
Subtotal	2,646,527	2,613,703
Allowance for loan losses	(397,157)	(392,519)
Services	(392,997)	(388,147)
Sale of products	(4,160)	(4,372)
Total	2,249,370	2,221,184
Current	1,847,375	1,694,269
Past-due
From 01 to 30 days	355,465	402,866
From 31 to 60 days	123,731	137,796
From 61 to 90 days	71,065	85,203
From 91 to 120 days	52,346	63,136
More than 120 days	196,545	230,433

Page: 45

19. INVENTORIES

Maintenance and resale inventories, for which provisions for losses or adjustments to their estimated realization are recognized, are as follows:

CONSOLIDATED

	06/30/08	03/31/08
Resale inventories (cell phones and accessories)	77,315	58,619
Maintenance inventories	7,048	6,893
Provision for adjustment to realization value	(31,195)	(27,208)
Provision for probable losses	(425)	(425)
Total	52,743	37,879

20. LOANS AND FINANCING - ASSETS

CONSOLIDATED
	06/30/08	03/31/08
Loans	7,471	7,634
Total	7,471	7,634
Current	1,690	1,655
Long term	5,781	5,979

Loans and financing receivable refer to the transfer of funds to the company responsible for the production of phone directories, and result from the sale of Property, Plant and Equipment to other telephony companies. Loans and financing bear interest equal to the IGP-DI and IPA-OG/Industrial Products of Column 27 issued by Fundação Getulio Vargas (FGV).

21. DEFERRED AND RECOVERABLE TAXES

COMPANY	CONSOLIDATED
	06/30/08	03/31/08	06/30/08	03/31/08
Deferred taxes	33,012	61,655	1,743,278	1,730,145
Other recoverable taxes	330,746	348,993	1,408,552	1,162,909
Total	363,758	410,648	3,151,830	2,893,054
Current	67,743	86,755	1,264,445	1,090,134
Long term	296,015	323,893	1,887,385	1,802,920

Page: 46

Deferred taxes related to income and social contribution taxes

COMPANY	CONSOLIDATED
	06/30/08	03/31/08	06/30/08	03/31/08
Corporate income tax
Deferred income tax on:
Income tax loss carryforwards	-	-	526,793	513,865
Provision for contingencies	947	1,315	344,541	326,244
Provision for covering actuarial deficiency of pension plans	-	-	166,437	160,660
Allowance for loan losses	5,366	26,058	22,822	65,411
ICMS - Agreement no. 69/98 and 78/01	-	-	97,904	97,403
Provision for suspended payment - COFINS/CPMF	-	-	29,593	28,337
Provision for profit sharing	24,426	24,427	59,220	51,951
Provision for inventory losses	-	-	8,853	4,705
Provision for suspended payment - FUST	-	-	11,657	11,344
Allowance for losses – BIA	-	-	24,044	21,490
Unearned income	-	-	51	71
Other provisions	-	-	16,142	14,591
Subtotal	30,739	51,800	1,308,057	1,296,072
Social contribution tax
Deferred social contribution tax on:
Tax loss carryforwards	-	-	192,302	187,209
Provision for contingencies	341	474	125,822	119,099
Provision for covering actuarial deficiency of pension plans	-	-	59,917	57,837
Allowance for loan losses	1,932	9,381	8,216	23,548
Provision for profit sharing	-	-	35,245	35,065
Provision for inventory losses	-	-	3,695	1,953
Allowance for losses - BIA	-	-	4,196	4,084
Unearned income	-	-	18	25
Other provisions	-	-	5,810	5,253
Subtotal	2,273	9,855	435,221	434,073
Total	33,012	61,655	1,743,278	1,730,145
Current	7,297	35,445	395,515	411,961
Long term	25,715	26,210	1,347,763	1,318,184

The following table shows the periods in which the deferred tax assets related to income and social contribution taxes are expected to be realized, which are derived from temporary differences between book income on the accrual basis and taxable income, as well as in the tax loss carryforwards, if any. The realization periods are based on a technical study that used expected future taxable income generated as from the years when the temporary differences become deductible expenses for tax purposes. These assets are recorded in accordance with the requirements in the CVM Instruction no. 371/02 and the technical study submitted to the approval of the Executive Board and the Board of Directors, and the examination of the audit council.

Page: 47

COMPANY	CONSOLIDATED
2008	3,649	197,757
2009	4,937	334,889
2010	24,426	190,996
2011	-	202,429
1012	-	214,065
2013 to 2015	-	481,396
2016 to 2017	-	34,504
2018 and following years	-	87,242
Total	33,012	1,743,278
Current	7,297	395,515
Long term	25,715	1,347,763

The recoverable amount expected after 2017 is a result of a provision to cover the actuarial deficiency of pension plans that is being settled by subsidiary Brasil Telecom S.A. according to the maximum remaining period of 13 years and six months, in line with the period established by the SPC (Secretariat for Pension Plans). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, this subsidiary is in a position to fully offset the deferred taxes within a period lower than ten years, if it opts to fully anticipate the repayment of the debt. The Company did not recognize tax credits in the amount of R$ 26,384, and R$ 158,095 in Consolidated, because of the lack of the necessary requirements in terms of history and/or history future taxable income. The indirect subsidiaries that did not recognize these tax credits were VANT, BrT Multimídia and BrT CS.

Other recoverable taxes

Consist of federal withholding taxes, credits for offset, and payments made, calculated based on legal estimates, which will be offset against future taxes payable. ICMS recoverable arises mostly from credits recorded upon the purchase of Property, Plant and Equipment , whose offset against ICMS payable may occur within up to 48 months, according to Supplementary Law no. 102/00.

COMPANY	CONSOLIDATED
	06/30/08	03/31/08	06/30/08	03/31/08
ICMS (State VAT)	-	-	615,508	575,012
Corporate income tax	245,122	263,612	528,328	383,353
PIS and COFINS	151,354	149,337	249,388	247,435
Social contribution tax	11,870	13,644	88,502	29,761
FUST (Telecommunications Universal Service Fund)	-	-	724	724
Other	-	-	3,702	4,224
Subtotal	408,346	426,593	1,486,152	1,240,509
Provision to recoverable amount	(77,600)	(77,600)	(77,600)	(77,600)
Total	330,746	348,993	1,408,552	1,162,909
Current	60,446	51,310	868,930	678,173
Long-term	270,300	297,683	539,622	484,736

The provision to recoverable amount corresponds to the tax credits portion which can be offset in a period that exceeds the next ten years.

Page: 48

22. FIXED-INCOME SECURITIES

Represented by CDB (bank certificates of deposit) of Banco de Brasília S.A. - BRB, interest between 94% and 97% of the SELIC rate, maintained as guarantee for the financing obtained through the PRÓ-DF (Economic and Sustained Development Support Program of the Federal District) by Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A. These fixed-income securities will be maintained during the period of utilization and repayment of the financing (liability), whose grace period establishes the first payment for year 2019, repayable in 180 monthly, consecutive installments. This asset may be used to repay the final installments of that financing.

CONSOLIDATED
	06/30/08	03/31/08
Banco de Brasília S.A. – BRB – Bank Certificates of Deposit	4,167	3,969
Total	4,167	3,969

23. ESCROW DEPOSITS

Balances of escrow deposits related to contingencies with possible and remote risk of loss.

COMPANY	CONSOLIDATED
Restriction by nature of contingencies	06/30/08	03/31/08	06/30/08	03/31/08
Labor	-	-	273,818	269,009
Tax	5,746	5,645	97,450	95,854
Civil lawsuits	106	105	1,715,289	1,320,494
Total	5,852	5,750	2,086,557	1,685,357
Current	40	40	452,555	384,861
Long term	5,812	5,710	1,634,002	1,300,496

Escrow deposits tied to provisions for liabilities are shown as a deduction from such provisions. Refer to notes 6 and 32.

The increase in the consolidated escrow deposits is related with lawsuits for which the Company´s Management, based on its legal counsel´ opinion, consider a possible or remote risk.

24. RECEIVABLE DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY

Refer to the interest on shareholders’ equity, net of withholding income tax and dividends credited by the subsidiary Brasil Telecom S.A., the amount receivable of which is R$ 140,093 (R$ 614,339 as of 03/31/08).

Page: 49

25. OTHER ASSETS

COMPANY	CONSOLIDATED
	06/30/08	03/31/08	06/30/08	03/31/08
Pension Plans – future recoverable contributions(1)	-	-	69,528	71,476
Tax credits acquired(2)	-	-	45,668	46,543
Advances to employees	-	-	43,418	31,829
Advances to suppliers	7	48	17,506	15,193
Investments at the Cost of Acquisition Disposed	-	12,267	-	12,267
Amounts receivable from telecommunications companies		-	8,807	8,807
Prepaid expenses	5,602	7,715	115,140	131,888
Compulsory deposits		-	1,562	1,562
Assets for sale		-	1,071	1,333
Other	4,909	626	31,389	33,047
Total	10,518	20,656	334,089	353,945
Current	10,518	20,656	239,101	263,320
Long term	-	-	94,988	90,625
(1) Asset recognized to be used on the offset of future employer contributions to the supplementary pension – TCSPREV plan, as mentioned in note 5.
(2) State Letters of Credit, acquired for the full payment of ICMS Infraction notices issued against the Company.

26. INVESTMENTS

COMPANY	CONSOLIDATED

	06/30/08	03/31/08	06/30/08	03/31/08
Investments accounted for under the equity method	4,039,816	3,820,480	-	-
Brasil Telecom S.A.	4,033,693	3,803,520	-	-
Nova Tarrafa Participações Ltda.	5,740	16,292	-	-
Nova Tarrafa Inc.	383	668	-	-
Advances for future capital increase	21	21	-	-
Nova Tarrafa Participações Ltda.	21	21	-	-
Goodwill on acquisition of investments	-	-	127,673	149,839
iG Cayman Ltd.	-	-	80,740	94,121
MTH Ventures do Brasil Ltda.	-	-	18,394	23,913
iBEST companies	-	-	28,539	31,335
BrT Cabos Submarinos companies	-	-	-	470
Investments accounted for at cost	-	4,830	3,703	8,548
Tax incentives, net of provisions for losses	-	869	-	14,329
Other investments	-	-	39	39
Total	4,039,837	3,826,200	131,415	172,755

Advances for future capital increase in favor of the subsidiary were considered in the evaluation of investments, since the allocated contributions are only waiting for the formalization of the corporate documentation to complete the related capital increases.

Page: 50

Investments accounted for under the equity method: comprise the Company’s ownership interest held in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc., the main data of which is as follows:

	BT S.A.	NTP (Ltda.)	NTI
Shareholders’ equity	5,996,773	5,740	383
Capital	3,470,758	32,625	1,776
Book value per share (R$)	10.95	0.18	382.61
Net income (loss)	642,641	(12,880)	(335)
Number of shares held
Common shares	247,317,180	-	1,003
Preferred shares	120,911,021	-	-
Shares	-	32,624,928	-
Ownership interest - % (1)
In total capital	67.26%	99.99%	100%
In voting capital	99.09%	99.99%	100%

(1) Considers outstanding capital.

The equity in subsidiaries result consists of the following:

	Operating		Nonoperating
	06/30/08	06/30/07	06/30/08	06/30/07
Brasil Telecom S.A.	446,064	262,455	745	-
Nova Tarrafa Participações Ltda.	(12,880)	(4,308)	-	-
Nova Tarrafa Inc.(1)	(390)	(326)	-	4
Total	432,794	257,821	745	-

(1) Includes exchange variation related to investment abroad.

Investments accounted for at cost: represented by shareholdings obtained by converting shares from tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by these regional incentives.

Other investments: related to cultural assets.

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27. PROPERTY, PLANT AND EQUIPMENT

COMPANY
Type	Annual Depreciation Rates	06/30/08			03/31/08
		Cost	Accumulated depreciation	Net book value	Net book value
Assets for general use	5% - 20%	52,283	(51,642)	641	690
Other assets	19.9%(1)	188	(156)	32	35
Total		52,471	(51,798)	673	725

(1) Weighed annual average rate

CONSOLIDATED
Type	Annual Depreciation Rates	06/30/08			03/31/08
		Cost	Accumulated Depreciation	Net book value	Net book value
Construction in progress	-	454,138	-	454,138	325,651
Public switching equipment	20%	5,196,337	(4,978,709)	217,628	236,021
Transmission equipment and means	16.8%(1)	12,657,526	(10,828,890)	1,828,636	1,932,074
Termination	20%	515,751	(475,878)	39,873	41,812
Data communication equipment	20%	2,271,937	(1,561,910)	710,027	710,105
Buildings	4.2%	960,551	(581,860)	378,691	386,575
Infrastructure	8.6%(1)	3,915,820	(2,703,931)	1,211,889	1,259,342
Assets for general use	18.4%(1)	1,248,218	(928,205)	320,013	327,987
Land	-	85,377	-	85,377	85,078
Other assets	-	66	-	66	66
Total		27,305,721	(22,059,383)	5,246,338	5,304,711

(1) Weighed annual average rate

According to the STFC concession agreements, the assets of subsidiary Brasil Telecom S.A. that are indispensable to providing the service and qualified as “revertible assets” will be automatically reverted to ANATEL when the concession ends, and the Company will be entitled to the indemnities established in the legislation and the related agreements. The amount of reversible assets on the quarter closing date was R$ 21,745,910 for cost, with residual value of R$ 2,954,591.

Page: 52

Leasing

Financial lease contracts are kept into for IT equipment, and the amounts paid as commercial lease are recorded in the account of operating expenses.

Considering the hypothesis of recognition of leased assets in the Property, Plant and Equipment, in consideration to the liabilities of installments payable, the balances calculated on the quarter closing date would be the following:

Property, Plant and Equipment

CONSOLIDATED
Property, Plant and Equipment Type	06/30/08			03/31/08
	Cost	Accumulated Depreciation	Net book value	Net book value
General Use Assets	68,582	(51,155)	17,427	22,197

Obligations in Commercial Lease Agreements

CONSOLIDATED
	06/30/08	03/31/08
Financing	23,402	29,392
Total	23,402	29,392
Current	22,120	25,198
Long-term	1,282	4,194

The installments that compose long-term liabilities become due in 2009.

The composition of trade leasing contracts is bound to the DI-Over rate variation.

Insurance (not reviewed by the independent auditors)

The Company has an insurance policy program for covering returnable assets, loss of profits and contractual guarantees, as established in the Concession Agreement entered into with the government, and civil liability for telephony service operations.

The assets, liabilities and interests covered by insurance are as follows:

Type	Coverage	Insured amount
		06/30/08	03/31/08
Operating risks	Buildings, machinery and equipment, premises, call centers, towers, infrastructure and IT equipment	15,042,706	15,039,478
Loss of profits	Fixed expenses and net income	8,955,588	8,955,588
Contractual guarantees	Compliance with contractual obligations	94,601	94,601
Civil liability	Telephony service operations	12,000	12,000

The Company contracted also insurance coverage related to civil liability of management, which also provides coverage for subsidiary Brasil Telecom S.A., whose total approximate amount is equivalent to US$ 90,000,000.00 (ninety million American dollars).

There is no insurance coverage for the optional civil liability, related to casualties with Company vehicles involving third parties.

Page: 53

28. INTANGIBLE ASSETS

COMPANY
Cost	06/30/08			03/31/08
	Cost	Amortization Accumulated	Net book value	Net book value
Trademarks and patents	36	(26)	10	10
Total	36	(26)	10	10

CONSOLIDATED
	06/30/08			03/31/08
	Cost	Amortization Accumulated	Net book value	Net book value
Data processing systems	2,279,411	(1,591,729)	687,682	752,180
Regulatory licenses	745,365	(87,793)	657,572	219,596
Trademarks and patents	687	(79)	608	609
Other	110,169	(26,840)	83,329	77,105
Total	3,135,632	(1,706,441)	1,429,191	1,049,490

29. DEFERRED CHARGES

CONSOLIDATED
	06/30/08			03/31/08
	Cost	Amortization Accumulated	Net book value	Net book value
Installation and reorganization costs	262,514	(182,059)	80,455	102,175
Total	262,514	(182,059)	80,455	102,175

30. PERSONNEL, PAYROLL CHARGES AND BENEFITS

COMPANY	CONSOLIDATED
	06/30/08	03/31/08	06/30/08	03/31/08
Salaries and fees	-	-	784	5,985
Payroll charges	19	19	102,004	80,270
Social benefits	-	-	4,307	3,540
Other	-	-	6,522	6,156
Total	19	19	113,617	95,951

31. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

COMPANY	CONSOLIDATED
	06/30/08	03/31/08	06/30/08	03/31/08
Suppliers	505	297	1,430,908	1,394,009
Consignment in favor of third parties	86	28,121	126,948	144,964
Total	591	28,418	1,557,856	1,538,973
Current	591	28,418	1,536,405	1,521,338
Long term	-	-	21,451	17,635

The amounts recorded in long-term liabilities are derived from obligations as consideration for the use of third-party networks, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

Page: 54

32 INDIRECT TAXES

COMPANY	CONSOLIDATED
	06/30/08	03/31/08	06/30/08	03/31/08
ICMS, net of escrow deposits of Agreement no. 69/98	-	-	525,265	583,896
ICMS (State VAT)	-	-	664,809	704,718
Escrow deposits related to Agreement no. 69/98	-	-	(139,544)	(120,822)
PIS and COFINS (taxes on revenue)	1,485	15,248	220,817	199,557
Other	2	1	62,885	63,396
Total	1,487	15,249	808,967	846,849
Current	1,487	4	642,132	699,760
Long term	-	15,245	166,835	147,089

The balance of ICMS comprises amounts resulting from Agreement no. 69/98, which has been questioned in Courts and is deposited in an escrow deposited on a monthly basis. It also includes the ICMS deferral, based on incentives by the State Government of Paraná.

33. TAXES ON INCOME

COMPANY	CONSOLIDATED
	06/30/08	03/31/08	06/30/08	03/31/08
Corporate income tax
Payable	34,132	34,762	360,472	187,539
Law no. 8.200/91 – Special monetary adjustment	-	-	5,248	5,368
Subtotal	34,132	34,762	365,720	192,907
Social contribution tax
Payable	9,487	9,713	117,969	59,503
Law no. 8.200/91 – Special monetary adjustment	-	-	1,890	1,932
Subtotal	9,487	9,713	119,859	61,435
Total	43,619	44,475	485,579	254,342
Current	38,198	39,700	405,417	185,978
Long term	5,421	4,775	80,162	68,364

34. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND PROFIT SHARING

COMPANY	CONSOLIDATED
	06/30/08	03/31/08	06/30/08	03/31/08
Controlling shareholders	29,973	155,535	29,973	155,535
Dividends/ Interest on Shareholders’ Equity	35,263	170,338	35,263	170,338
IRRF Interest on Shareholders’ Equity	(5,290)	(14,803)	(5,290)	(14,803)
Minority interest	178,015	732,530	308,306	1,092,506
Dividends/ Interest on Shareholders’ Equity	151,737	732,953	231,922	1,060,953
IRRF Interest on Shareholders’ Equity	(22,760)	(60,304)	(34,788)	(87,690)
Unclaimed prior years’ dividends	49,038	59,881	111,172	119,243
Total shareholders	207,988	888,065	338,279	1,248,041
Employees and management profit sharing	-	-	48,027	24,104
Total	207,988	888,065	386,306	1,272,145

Page: 55

35. LOANS AND FINANCING
(Includes debentures)

CONSOLIDATED
	06/30/08	03/31/08
Financing	4,143,070	4,230,589
Accrued interest and other charges on financing	93,384	113,674
Total	4,236,454	4,344,263
Current	521,361	514,163
Long term	3,715,093	3,830,100

Financing

CONSOLIDATED
	06/30/08	03/31/08
BNDES (National Bank for Economic and Social Development)	2,180,144	2,246,838
Local currency	2,106,808	2,159,809
Basket of currencies, including US dollar	73,336	87,029
Loans and financing	965,133	978,110
Local currency	47,732	49,472
Foreign currency	917,401	928,638
Public debentures	1,090,139	1,118,158
Suppliers– foreign currency	1,038	1,157
Total	4,236,454	4,344,263
Current	521,361	514,163
Long term	3,715,093	3,830,100

Financing in local currency: bear (i) fixed interest ranging from 2.4% p.a. to 11.5% p.a., resulting in a weighted average rate of 5.83% p.a.; and (ii) variable interest based on TJLP plus 2.3% to 5.5% p.a., UMBNDES plus 5.5% p.a., 104% of CDI, resulting in a weighted average rate of 11.36% p.a.

Financing in foreign currency: bear (i) fixed interest ranging from 1.75% p.a. to 9.38% p.a., resulting in a weighted average rate of 9.35% p.a.; and (ii) variable interest of 0.5% above LIBOR and 1.92% p.a. above the YEN LIBOR, resulting in a weighted average rate of 3.02% p.a. LIBOR and YEN LIBOR rates as of 06/30/08, for half-yearly payments, were 3.19% p.a. and 1.03% p.a., respectively.

Public debentures issued by subsidiary Brasil Telecom S.A.

Forth public issue: 108,000 non-convertible debentures without renegotiation clause, with unit face value of R$ 10, amounting to R$ 1,080,000, carried out on June 1, 2006. Repayment term is seven years, maturing on June 1, 2013. Yield corresponds to an interest rate of 104.0% of CDI and its payment periodicity is semiannual. Repayment, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively. At the quarter closing date there were no debentures from this issue in treasury.

Page: 56

Payment schedule

Long-term debt payment is scheduled for the following years:

CONSOLIDATED
	06/30/08	03/31/08
2008	364,537	450,558
2009	727,938	726,799
2010	795,587	794,654
2011	655,545	655,417
2012	656,329	656,173
2013	449,860	481,227
2014 and following years	65,297	65,272
Total	3,715,093	3,830,100

Currency/index debt composition

CONSOLIDATED
Adjusted by	06/30/08	03/31/08
TJLP (Long-Term Interest Rate)	2,106,808	2,159,809
CDI	1,090,139	1,118,158
US dollar	350,890	375,945
Yen	196,142	227,646
Hedge of yen-denominated debt	371,407	326,205
UMBNDES – BNDES currency basket	73,336	87,029
INPC	26,297	26,138
Other (fixed rate)	21,435	23,333
Total	4,236,454	4,344,263

Guarantees

Certain loans and financing raised are guaranteed by collateral of receivables from the provision of telephony services and the Parent Company’s surety.

For consolidated loans and financing, the Company maintains hedging contracts on 59.0% of these US dollar- and yen-denominated loans and financing entered into with third parties to hedge against significant fluctuations in quotations of these debt adjustment indexes. On the quarter closing date, considering the hedging transactions and foreign currency cash investments, the actual exposure was 7.7% (8.0% as of 03/31/08). The gains and losses on these contracts are recognized on the accrual basis.

The debentures issued by Brasil Telecom S.A. are collateralized by a surety granted by the Company. Under the indenture, the Company, as intervening guarantor, undertakes before the debenture holders as primary obligor and guarantor, to be jointly liable for all obligations assumed by the subsidiary related to its debentures.

BrT Celular Financial Contractual Obligation with BNDES

BrT Celular entered into with Banco Nacional de Desenvolvimento Econômico – BNDES, on February 19, 2008 the contracting of financing in the amount of R$ 259,100 to be used in the expansion and modernization of the mobile phone network (personal mobile service) by 2009. The financing shall have the total term of nine years and six months, with a thirty months grace period, from which period the payment in eighty four installments shall begin. Charges of that financing are associated to the TJLP (Long-Term Interest Rate) variation added 3.52% per year. From the amount under contract, the captation of R$ 100,000 has been effected in the present quarter, and the supplementary part of financial inputs is expected to occur by the end of the fiscal year of 2009. This obligation is guaranteed by cession and binding of receivables resulting from the revenue of Brasil Telecom S.A., as well as guarantee from the same.

Page: 57

36. SERVICE EXPLOITATION LICENSES AND CONCESSIONS

CONSOLIDATED
	06/30/08	03/31/08
Personal mobile service	664,529	255,012
STFC concession	32,845	16,421
Other licenses	9,502	11,879
Total	706,876	283,312
Current	522,247	99,967
Long term	184,629	183,345

The licenses for Personal Mobile Services are represented by the agreements entered into in 2002 and 2004 by 14 Brasil Telecom Celular S.A. with ANATEL, to exploit SMP services during a fifteen-year period in the same area of operation where Brasil Telecom S.A. has a concession for fixed telephony. Out of the contracted value, 10% was paid on execution date and the remaining balance was fully recognized in the BrT Celular’s liabilities to be paid in equal, consecutive annual installments, with maturities scheduled for 2008-2010 (balance of three installments), and 2009-2012 (balance of four installments), depending on the year the agreements were executed. The remaining balance is adjusted based on the variation of IGP-DI, plus 1% per month.

On April 29, 2008, BrT Celular acquired new authorizations for development of 3G network, paying at the moment of signature of the terms 10% of the total amount, with a payable balance left to be paid in a one-time installment on 12/11/08, in the amount of R$ 439,412, with no additional charges. The payable balance related with the acquisition of such new authorizations and the corresponding intangible assets were recognized in the amount of R$ 400,229, deducted from the adjustment to the present value. The discount at the current price is based on rates that would be required for financing the obligation (variation of the Telecommunications Sector Rate – IST and compensatory interest of 1% per month).

The STFC concession refers to the provision recognized by Brasil Telecom S.A. on an accrual basis, based on the application of 1% upon the taxes net revenue. According to the concession agreement in effect, the payment in favor of ANATEL becomes due at each two-year period, set up for April of odd years and equivalent to 2% of net revenue verified in the previous year. The next payment to be carried out is expected to occur in 2009.

The amount of other licenses relates to BrT Multimídia and refers to the license granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services. Upon such obligation, variation of the IGP-DI in the amount of 1% per month is assessed. The settlement of the balance of such obligation will be paid in tree equal, consecutive and annual installments, falling due in May.

Page: 58

37. PROVISIONS FOR PENSION PLANS

Refer to the recognition by Brasil Telecom S.A. of the actuarial deficit of the pension plans of defined benefit managed by FBrTPREV and the pension plan managed by this subsidiary appraised by independent actuaries in accordance with CVM Resolution no. 371/00. Such sponsored plans are detailed in note 5.

CONSOLIDATED
	06/30/08	03/31/08
FBrTPREV – BrTPREV, Alternativo and Fundador plans	663,459	640,456
PAMEC plan	2,290	2,182
Total	665,749	642,638
Current	79,251	56,254
Long term	586,498	586,384

38. ADVANCES FROM CUSTOMERS

CONSOLIDATED
	06/30/08	03/31/08
Assignment of telecommunications means	91,226	88,604
Prepaid services	44,188	52,377
Other advances from customers	57,854	881
Total	193,268	141,862
Current	63,249	71,992
Long term	130,019	69,870

The long-term balance refers to the assignment agreements of telecommunications means, for which the customers made advances aimed at obtaining benefits for a more extensive period, and realization is estimated for the following years:

CONSOLIDATED
	06/30/08	03/31/08
2009	6,986	6,107
2010	11,902	7,732
2011	11,316	7,680
2012	11,092	7,457
2013	10,771	7,200
2014	10,111	6,551
2015	10,044	6,483
2016 and following years	57,797	20,660
Total	130,019	69,870

Page: 59

39. OTHER LIABILITIES

COMPANY	CONSOLIDATED
	06/30/08	03/31/08	06/30/08	03/31/08
Liabilities resulting from Grouping of Shares (1)	75,021	75,189	80,909	81,109
Self-financing funds	-	-	24,143	24,143
Bank credits and repeater receivables under processing	-	-	16,785	16,362
Other taxes	-	-	14,585	12,808
Obligations from acquisition of tax credits	-	-	8,332	6,107
Bonuses and premiums – subsequent periods	-	-	5,948	6,308
CPMF (tax on banking transactions) – suspended payment	-	-	2,482	2,451
Obligations with other telecommunications companies	-	-	1,616	1,616
Return of self–financing funds	-	-	603	605
Other	289	817	24,021	15,442
Total	75,310	76,006	179,424	166,951
Current	75,310	76,006	168,505	146,496
Long term	-	-	10,919	20,455

(1) Refers to amounts available to the respective shareholders, regarding the fractions of shares separated and grouped in integers and sold at floor accomplished at BOVESPA, resulting from grouping of shares mentioned in note 7.a.

Self-financing funds

Correspond to the financial participation credits, paid by committed subscribers, for the purchase of the right of use of switched fixed telephone service, still under the discontinued self-financing modality. It happened that, as the shareholders of Brasil Telecom S.A. – Rio Grande do Sul branch (former CRT) had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the committed subscribers. Part of these committed subscribers, who did not accept this subsidiary’s Public Offering to return the referred credits in cash, as established in article 171, paragraph 2, of Law no. 6.404/76, are awaiting the termination of the ongoing lawsuit, filed by the Public Prosecution Office and Others, aiming at reimbursement in shares.

40. CAPITALIZABLE FUNDS

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule no. 261/97 by the Ministry of Communications, this fund raising mechanism was discontinued and the existing consolidated amount of R$ 7,974 (R$ 7,974 as of 03/31/08) derives from plans sold prior to the issue of said Administrative Rule, the corresponding assets to which are already incorporated to Property, Plant and Equipment through the PCT (Community Telephony Plant). For reimbursement in shares, it is necessary to await a court decision on the suits filed by the interested parties.

41. INFORMATION BY BUSINESS SEGMENT - CONSOLIDATED

The information by segment refers to the business of the Company and its subsidiaries and has been identified based on their operating and management structure, as well as internal management information.

The transactions of the business segments have been carried out under market terms and conditions.

Results by segment, and balance sheet account presented, consider revenues, costs, and expenses directly linked to each segment and those that can be reasonably allocated.

Page: 60

	06/30/08
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Call center	Administration	Inter-Segment Eliminations	Consolidated
Gross operating revenue	7,197,145	1,203,911	222,444	109,734	-	(518,038)	8,215,196
Deductions from gross revenue	(2,275,832)	(315,083)	(33,032)	(7,645)	-	1,696	(2,629,896)
Net operating revenue	4,921,313	888,828	189,412	102,089	-	(516,342)	5,585,300
Cost of services and sales	(2,576,177)	(764,636)	(26,323)	(99,093)	-	364,846	(3,101,383)
Gross profit	2,345,136	124,192	163,089	2,996	-	(151,496)	2,483,917

Operating expenses, net	(1,163,275)	(301,961)	(190,785)	(6,959)	(6,632)	151,722	(1,517,890)
Sales of services	(495,473)	(241,648)	(130,393)	(603)	-	178,663	(689,454)
General and administrative expenses	(617,921)	(65,520)	(37,030)	(6,060)	(9,881)	10,556	(725,856)
Other operating income (expenses)	(49,881)	5,207	(23,362)	(296)	3,249	(37,497)	(102,580)

Income (loss) from operations before financial expenses (income)	1,181,861	(177,769)	(27,696)	(3,963)	(6,632)	226	966,027

Trade accounts receivable	2,116,470	181,111	101,100	39,474	-	(188,785)	2,249,370
Inventories	6,005	46,738	-	-	-	-	52,743
Property, Plant and Equipment and intangible assets, net	4,851,346	1,804,902	57,781	-	683	-	6,714,712

	06/30/07
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Administration	Inter-Segment Eliminations	Consolidated
Gross operating revenue	6,894,347	1,150,409	209,885	-	(384,696)	7,869,945
Deductions from gross revenue	(2,072,698)	(335,876)	(30,801)	-	3,630	(2,435,745)
Net operating revenue	4,821,649	814,533	179,084	-	(381,066)	5,434,200
Costs of services and sales	(2,787,780)	(737,864)	(30,366)	-	342,829	(3,213,181)
Gross profit	2,033,869	76,669	148,718	-	(38,237)	2,221,019

Operating expenses, net	(1,171,077)	(256,838)	(173,855)	(10,511)	39,218	(1,573,063)
Sales of services	(474,471)	(218,445)	(117,695)	-	55,309	(755,302)
General and administrative expenses	(563,610)	(63,202)	(33,687)	(8,521)	12,183	(656,837)
Other operating income (expenses)	(132,996)	24,809	(22,473)	(1,990)	(28,274)	(160,924)

Income (loss) from operations before financial expenses (income)	862,792	(180,169)	(25,137)	(10,511)	981	647,956

	03/31/08
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Call Center	Management -	Inter-Segment Eliminations	Consolidated
Trade Accounts Receivable	2,088,090	161,123	100,386	34,281	-	(162,696)	2,221,184
Inventories	5,754	32,125	-	-	-	-	37,879
Property, Plant and Equipment and	4,988,218	1,308,348	56,899	-	736	-	6,354,201
intangible assets, net

42. RESTATEMENT OF INTERIM FINANCIAL STATEMENTS

The Company, intending to demonstrate more details of the composition of its capital stock, including all classes of shares, has restated this interim financial statements originally filed on July 15, 2008. This modification is exclusively related to Chart “16.01 – OTHER INFORMATION CONSIDERED AS RELEVANT BY THE COMPANY”, item 2.

Page: 61

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on Consolidated Performance

Page: 62

06.01 – BALANCE SHEET – CONSOLIDATED ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 06/30/2008	4 - 03/31/2008
1	Total Assets	17,853,422	17,662,955
1.01	Current Assets	7,339,700	7,829,835
1.01.01	Cash, Bank and Temporary Cash Investments	2,381,261	3,089,969
1.01.01.01	Cash and Bank	106,306	65,522
1.01.01.02	Temporary Cash Investments	2,274,955	3,024,447
1.01.02	Credits	2,249,370	2,221,184
1.01.02.01	Clients	2,249,370	2,221,184
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventories	52,743	37,879
1.01.04	Others	2,656,326	2,480,803
1.01.04.01	Loans and Financing	1,690	1,655
1.01.04.02	Deferred and Recoverable Taxes	1,264,445	1,090,134
1.01.04.03	Escrow Deposits	452,555	384,861
1.01.04.04	Short Term Investments	698,535	685,912
1.01.04.05	Government Bonds	0	54,921
1.01.04.06	Other Assets	239,101	263,320
1.02	Non-Current Assets	10,513,722	9,833,120
1.02.01	Long-Term Assets	3,626,323	3,203,989
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	From Direct and Indirect Associated	0	0
1.02.01.02.02	From Subsidiaries	0	0
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Others	3,626,323	3,203,989
1.02.01.03.01	Loans and Financing	5,781	5,979
1.02.01.03.02	Deferred and Recoverable Taxes	1,887,385	1,802,920
1.02.01.03.03	Fixed-Income Securities	4,167	3,969
1.02.01.03.04	Escrow Deposits	1,634,002	1,300,496
1.02.01.03.05	Other Assets	94,988	90,625
1.02.02	Permanent Assets	6,887,399	6,629,131
1.02.02.01	Investments	131,415	172,755
1.02.02.01.01	Direct and Indirect Associated Companies	4	4
1.02.02.01.02	Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	Subsidiaries	0	0
1.02.02.01.04	Subsidiaries - Goodwill	127,673	149,839
1.02.02.01.05	Other Investments	3,738	22,912
1.02.02.02	Property, Plant and Equipment	5,246,338	5,304,711
1.02.02.03	Intangible Assets	1,429,191	1,049,490
1.02.02.04	Deferred Charges	80,455	102,175

Page: 63

06.02 - BALANCE SHEET - CONSOLIDATED LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 06/30/2008	4 - 03/31/2008
2	Total Liabilities	17,853,422	17,662,955
2.01	Current Liabilities	4,671,158	4,865,367
2.01.01	Loans and Financing	511,222	476,005
2.01.02	Debentures	10,139	38,158
2.01.03	Suppliers	1,409,457	1,376,374
2.01.04	Taxes, Duties and Contributions	1,047,549	885,738
2.01.04.01	Indirect Taxes	642,132	699,760
2.01.04.02	Taxes on Income	405,417	185,978
2.01.05	Dividends	338,279	1,248,041
2.01.06	Provisions	311,919	257,577
2.01.06.01	Provisions for Contingencies	232,668	201,323
2.01.06.02	Provisions for Pension Plans	79,251	56,254
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	1,042,593	583,474
2.01.08.01	Payroll, Social Charges and Benefits	113,617	95,951
2.01.08.02	Consignment in Favor of Third Parties	126,948	144,964
2.01.08.03	Profit Sharing	48,027	24,104
2.01.08.04	Authorization for Serv. Exploitation Telecom.	522,247	99,967
2.01.08.05	Advances from Customers	63,249	71,992
2.01.08.06	Other Liabilities	168,505	146,496
2.02	Non-Current Liabilities	5,613,568	5,637,831
2.02.01	Long-Term Liabilities	5,613,568	5,637,831
2.02.01.01	Loans and Financing	2,635,093	2,750,100
2.02.01.02	Debentures	1,080,000	1,080,000
2.02.01.03	Provisions	1,296,486	1,292,999
2.02.01.03.01	Provisions for Contingencies	709,988	706,615
2.02.01.03.02	Provisions for Pension Plans	586,498	586,384
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	601,989	514,732
2.02.01.06.01	Suppliers	21,451	17,635
2.02.01.06.02	Indirect Taxes	166,835	147,089
2.02.01.06.03	Taxes on Income	80,162	68,364
2.02.01.06.04	Authorization for Serv. Exploitation Telecom.	184,629	183,345
2.02.01.06.05	Advances from Customers	130,019	69,870
2.02.01.06.06	Other Liabilities	10,919	20,455
2.02.01.06.08	Funds for Capitalization	7,974	7,974
2.02.02	Deferred Income	0	0
2.03	Minority Interest	1,963,396	1,851,931
2.04	Shareholders’ Equity	5,605,300	5,307,826
2.04.01	Paid Up Capital Stock	2,596,272	2,596,272

Page: 64

1 - CODE	2 - DESCRIPTION	3 -06/30/2008	4 -03/31/2008
2.04.02	Capital Reserves	309,178	309,178
2.04.02.01	Goodwill on Share Subscription	306,961	306,961
2.04.02.02	Other Capital Reserves	2,217	2,217
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Owned Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated	0	0
2.04.04	Revenue Reserves	265,964	265,964
2.04.04.01	Legal	265,964	265,964
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	From Profits to Realize	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Deficit	2,433,886	2,136,412
2.04.06	Advance for Future Capital Increase	0	0

Page: 65

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/08 to 06/30/08	4 - 01/01/08 to 06/30/08	5 - 04/01/07 to 06/30/07	6 - 01/01/07 to 06/30/07
3.01	Gross Revenue from Sales and/or Services	4,179,138	8,215,196	3,972,871	7,869,945
3.02	Deductions from Gross Revenue	(1,355,818)	(2,629,896)	(1,229,528)	(2,435,745)
3.03	Net Revenue from Sales and/or Services	2,823,320	5,585,300	2,743,343	5,434,200
3.04	Cost of Goods and/or Services Sold	(1,545,635)	(3,101,383)	(1,601,798)	(3,213,181)
3.05	Gross Profit	1,277,685	2,483,917	1,141,545	2,221,019
3.06	Operating Expenses/Revenues	(695,654)	(1,780,353)	(812,093)	(1,923,003)
3.06.01	Selling Expenses	(324,472)	(689,454)	(386,678)	(755,302)
3.06.02	General and Administrative Expenses	(370,372)	(725,856)	(336,141)	(656,837)
3.06.03	Financial	(19,638)	(262,463)	(16,601)	(349,940)
3.06.03.01	Financial Income	167,934	386,608	143,976	305,400
3.06.03.02	Financial Expenses	(187,572)	(649,071)	(160,577)	(655,340)
3.06.04	Other Operating Income	261,209	407,503	130,357	245,105
3.06.05	Other Operating Expenses	(242,381)	(510,083)	(203,030)	(406,029)
3.06.06	Equity Income	0	0	0	0
3.07	Operating Income	582,031	703,564	329,452	298,016
3.08	Non-Operating Income	(8,255)	8,783	2,680	6,148
3.08.01	Revenues	102,882	165,351	18,559	41,911
3.08.02	Expenses	(111,137)	(156,568)	(15,879)	(35,763)
3.09	Income Before Tax and Minority Interests	573,776	712,347	332,132	304,164
3.10	Provision for Income and Social Contribution	(216,308)	(395,554)	(73,432)	(189,862)
3.11	Deferred Income Tax	2,186	129,061	(55,529)	60,933
3.12	Statutory Interest/Contributions	0	0	0	0
3.12.01	Interests	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	267,185	0	267,772
3.14	Minority Interest	(105,207)	(210,279)	(57,707)	(127,673)
3.15	Income (Loss) for the Period	254,447	502,760	145,464	315,334

Page: 67

1 - CODE	2 - DESCRIPTION	3 - 04/01/08 to 06/30/08	4 - 01/01/08 to 06/30/08	5 - 04/01/07 to 06/30/07	6 - 01/01/07 to 06/30/07
	NUMBER OF OUTSTANDING SHARES, EX- TREASURY (UNITS)	362,488,413	362,488,413	362,488,413	362,488,413
	EARNINGS PER SHARE (REAIS)	0.70195	1.38697	0.40129	0.86991
	LOSS PER SHARE (REAIS)

Page: 68

08.01 - COMMENTS ABOUT CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 2nd QUARTER 2008

The performance report provides consolidated figures for Brasil Telecom S.A. and its subsidiaries, mentioned in the explanation note 1 of this Quarterly Information.

OPERATING PERFORMANCE (not reviewed by the independent auditors)

Plant

Fixed Telephony

Plant

Operational Data	2Q08	1Q08	2Q08/1Q08
			(%)

Installed Lines (1,000)	10,394	10,380	0.1
Additional Installed Lines (1,000)	14	4	71.4

Lines in Service - LES (1,000)	8,105	8,036	0.8
- Home	5,478	5,435	0.8
- No-Home	1,273	1,237	2.9
- Public Telephones - TUP	280	280	-0.2
- Hybrid Terminals	384	412	-6.7
- Others (includes PABX)	690	672	2.7
Added Lines in Service (1,000)	68	2	N.A.

Active Lines - LES (-) Blocked Lines	7,932	7,826	1.3

Blocked Lines	172	211	-18.3

Medium Lines in Service - LMES (1,000)	8,070	8,035	0.4

LES/100-inhabitants	18.4	18.2	0.8
TUP/1,000-inhabitants	6.3	6.3	-0.2
TUP/100-Installed Lines	2.7	2.7	-0.4

Utilization Rate	78.0%	77.4%	0.6 p.p.

The base of land lines in service (LES) had a net addition of 68.2 thousand lines at 2Q08, reversing the drop trend in the industry for the second consecutive quarter. The stabilization of the number of lines in service results from actions such as:

Services Packages Offer Pluri
Packages that allow clients integrating land line, broadband and mobile services, including “Pluri Amigos” (200 minutes of calls originated from fixed terminals to mobile terminals). After its launching in March 2008, 94.4 thousand clients have adhered to the packages.

Focus on “Controle Total” Plan
Land line pre-paid service. Plan focused on low-consumption segments, whose offer is made by means of directed approach to the areas where there is technical availability. By the end of 2Q08, 218.2 thousand clients have already adhered to “Controle” Plan.

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Companies-directed Offers: Brasil Total Negócios
Offer created to leverage convergence of products from Brasil Telecom and increase the range of products per client in the corporate segment. Sales of “Brasil Total Negócios” represent 11% of total sales of converging packages. By the end of 2Q08, 45 thousand of packages will have been sold to the corporate market.

Services to corporate market
Growth of 8.3% in advanced telephony base, with products with greater added-value such as DDR and PABX Virtual.

Traffic

Operational Data	2Q08	1Q08	2Q08/1Q08
			(%)

Exceeding Minutes (million)	2,625	2,434	7.8

VC-1 (million minutes)	686	671	2.2

Minutes Long Distance (million)	1,360	1,358	0.2

Long Distance	1,084	992	9.3

VC-2	161	207	-22.4

VC-3	115	159	-27.2

Mobile Telephony

Operational Data	2Q08	1Q08	2Q08/1Q08
			(%)

Clients (1,000)	5,015	4,578	9.6
Post-paid	832	830	0.4
Prepaid	4,183	3,748	11.6
Net Additions (1,000)	438	315	39.0
Post-paid	3	-26	N.A.
Prepaid	435	341	27.4
Gross Additions (1,000)	943	669	41.0
Post-paid	96	75	28.8
Prepaid	847	594	42.6
Cancellations	506	354	42.8
Post-paid	94	101	-7.8
Prepaid	412	253	63.2
Prepaid Annual Churn	42.20%	32.00%	31.6
Post-paid	45.10%	48.20%	-6.5
Prepaid	41.60%	28.20%	-47.2
Client Acquisition Cost (SAC - R$)	77.4	77.6	-0.3
Assisted Locations	873	873	0,0
% of Population Cover	88%	88%	0.8 p.p.
Coverage Cell Sites (ERBs)	3,481	2,645	31.6
Commutation and Control Centers (CCC)	11	11	0
Employees	634	629	0.8

Mobile Accesses

In 2Q08, Brasil Telecom overcame an important milestone. It reached 5 million mobile accesses in service. The clients base amounted to 5,015.4 thousand accesses in service, representing an increase of 33.1% when compared to the 2Q07.

The main factor that has allowed such growth is the volume of gross additions: 943.4 thousand, record in the history of mobile operations of Brasil Telecom. The performance of sales is directly connected to: (i) the Mother’s Day and Valentine’s Day campaign,, with the main motto: “A Volta do Pula-Pula (The Return of the Jumper)”, and (ii) the launch of 3G offers. Additionally, the good performance of sales in May can be proved by the figures disclosed by Anatel, when Brasil Telecom reached 33% of the total of net additions at region II, becoming the leader in net additions within its actuation area.

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By the end of the 2Q08, the mobile phone clients base was composed by 832.5 thousand subscribers of post-paid plans (16.6 of the base) and 4,182.9 thousand of pre-paid plans. In comparison to 2007, the decrease in the number of post-paid clients amounted to 6.5%, mainly because of the migration of clients from the hybrid plan to the pre-paid plan. However, in comparison to the 1Q08, we are able to notice a trend reversion, with the number of post-paid accesses presenting a positive variation.

DATA

Broadband

Operational Data	2Q08	1Q08	2Q08/1Q08
			(%)

ADSL Accesses (1,000)	1,710	1,637	4.4
Net Additions (1,000)	73	70	4.4

ADSL penetration (%)	21.1%	20.4%	0.7 p.p.

Throughout the 2Q08, Brasil Telecom added 72.6 thousand ADSL accesses to its plant, totaling 1,709.8 thousand accesses by the end of the 2Q08, with an increase of 17.6% when compared to the 2Q07. ADSL (ADSL/LES) penetration in the 2Q08 reached 21.1%, against 17.9% in the 2Q07.

In continuity to the expansion of the broadband network, Brasil Telecom has reached 79.9% of the cities with ADSL coverage, the biggest rate among expressive carriers.

In 2008, Brasil Telecom has increased its focus on sales of speeds from 1Mbps on, serving the growing demand for broader bands placed by Internet users.

Internet Providers

Internet Group, Brasil Telecom’s internet unit, which comprises the activities of iG, iBest and BrTurbo providers, is the top 2nd as a provider of broadband services in the Brazilian market, with 1.3 million clients.

Internet Group also has 4 million clients in dial-up access, in addition to be the 3rd top Brazilian portal in audience, with more than 12.6 million home unique visitors per month (source: IBOPE – May/08).

New Products

By the beginning of the 2Q08, Brasil Telecom has pioneerly launched in the Brazilian market the concept flat flee, unlimited use of mobile phone voice services. Such concept has been materialized in the offer “Pula-Pula Máximo”.

On April 30, 2008 Brasil Telecom started offering third generation mobile phone services. 3GMais in the Cell phone, and 3GMais Broadband in the Computer; therefore, becoming the first carrier able to offer fixed and mobile broadband in a single package. The 3G technology allows a better quality in the voice calls, besides services such as: Video-Calls (calls provided with image and sound), and high-speed access to Internet by personal computers (notebooks and PCs). For purposes of launching 3GMais in the Cell phone, Brasil Telecom has created 5 offers, which go with 4 products adjusting them to the several profiles. They are composed by: Light Bill Plan + Data Package + SMS Package + Video-Call, besides offering discounts in the monthly bill of services. For 3GMais Broadband in the Computer, packages with speeds of up to 3Mbps and unlimited download have been offered.

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ECONOMICAL-FINANCIAL PERFORMANCE

Revenue

The consolidated gross revenue of Brasil Telecom reached R$ 4,179.1 million in the 2Q08, 5.2% higher to that of the 2Q07, due to the growth of the participation of services of data transmission and mobile phone in the consolidated revenue, as well as the tariff restatements of 2.14% in the basket of services and 3.29% in the VC’s occurred in July of the last year.

Local Service

The gross revenue of local services reached R$ 1,613.6 million in the 2Q08, 1.3% lower than that recorded in the 2Q07, mainly because of the drop of 15.2% in the gross revenue of the local traffic, due to the reduction in the number of fixed terminals, partially offset by the increase of 3.0% in the gross revenue of subscriptions. The growth of 12.2% in the number of clients of local alternative plans causes the increase in the revenue from subscriptions; however, the greater adhesion to local minutes franchise plans also occasion´s part of the reduction of the traffic surplus.

Public Telephony

Public telephony gross revenue reached R$ 120.4 million in the 2Q08, 14.2% less in comparison to the revenue of the 2Q07; once in the 1Q08 resellers stored more cards, which typically happened in the second quarter due to the proximity of tariff restatement.

Interconnection

Interconnection revenue in the 2Q08 was of R$ 92.2 million, 11.9% higher than those R$ 82.4 million recorded in the 2Q07, despite the reduction of 18.3% in the average tariff of TU-RL in 2007. Such increase occurred due to the growth in the number of cell phones operating in the area.

VC-1

The gross revenue from VC-1 calls amounted to R$ 467.3 million in the 2Q08, being practically stable when compared to the 2Q07, in view of the reduction of 1.7% on that VC-1 traffic offset by the tariff restatement. The reduction at such traffic has been mainly caused by the fixed-mobile replacement.

Long Distance

Gross revenue from long distance calls (LD) amounted to R$ 712.9 million, 2.0% lower than that recorded in the 2Q07, due to the reduction of 8% and 21% in VC-2 and VC-3 traffics, respectively, which, in turn, occurred due to the decrease in the use of added-value products that encourage such traffic (for example: the partnership with Big Brother Brasil). However, it is important to stress out the increase of revenues from fixed terminal-originated LD calls (intra-sectorial, intra-regional and international); which increased in view of the tariff restatement and the increase of 1.5 and 8.0 in the share of inter-regional and international traffics, respectively.

Data Transmission

In the 2Q08, data communication gross revenue after allowances reached R$ 745.6 million, an increase of 11.1% in comparison to the 2Q07, mainly because of the increment of 16.4% in the ADSL revenue after allowances; in view of the enhancement in the base and migration to plans offering higher speeds.

Mobile Telephony

In the 2Q08, total consolidated gross revenue in mobile telephony totaled R$ 526.0 million, from which R$ 59.2 million were related to the sale of handsets and accessories.

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Gross revenue consolidated with the 2Q08 mobile telephony totaled R$ 466.8 million and went beyond the 8.9% recorded in the 2Q07, due to the increase of 17.7% in the revenue from utilization and increase of 36.8% from data communication revenue, in view of the enlargement of the clients base, despite the reduction of 13.5% in revenue from subscriptions, which mainly happened as a consequence of the mobile operation plans restructuring (decrease in the franchise prices and reduction of discounts).

Net Revenue

Brasil Telecom's consolidated net revenue was added by 2.9% in the 2Q08 in comparison to the 2Q07, reflecting the increase of 5.2% in the consolidated gross revenue, offset by the increment of 10.3% in deductions. The increase in the deduction of lines occurred because of the unconditional discounts over the revenue from ADSL products that, in the 2Q07, were presented deducted from the consolidated gross revenue.

ARPU (Monthly average net revenue per user)

Fixed telephony ARPU (excluding data communication) reached R$ 76.8 in the 2Q08, 1.3% below that recorded in the 2Q07, due to the greater adhesion to cheaper alternative plans, such as “Controle Total” Plan.

The ARPU of ADSL recorded in the 2Q08 amounted to R$ 48.6, being practically stable in comparison to the ARPU of R$ 49.0 recorded in the 2Q07.

Total ARPU of mobile telephony recorded in the 2Q08 was of R$ 29.23, a decrease of 13.5% in comparison to the 2Q07, mainly because of pre-paid accesses at the client’s base.

Costs and Expenses

Operating costs and expenses consolidated by Brasil Telecom totaled R$ 2,221.7 million in the 2Q08, a decrease of 7.3% in comparison to the 2Q07, mainly because of the reduction of: R$ 96.4 million in depreciation and amortization, R$ 33.6 in provisions and losses, R$ 28.0 million in outsourced services, and R$ 66.4 million in other expenses, partially offset with the increase of R$ 62.8 million in costs and expenses with personnel. When not considering the effects of non-recurring items occurred in the quarter, the operating costs and expenses would remain practically stable in comparison to the 2Q07, in return to the increase of 5.2% in the gross revenue of the same period.

Personnel

By the end of the 2Q08, the group Brasil Telecom employed a total of 17,828 collaborators, an enhancement of 203.8% in comparison to the 2Q07, due to the internalization of the call center of Brasil Telecom in December, 2007, and the call center of the Internet Group (iG); the internet segment of Brasil Telecom, during the 2Q08. Therefore, in the 2Q08, personnel costs and expenses reached R$ 219.0 million, an increase of 40.2% when compared to the 2Q07.

Materials

The costs and expenses with materials amounted to R$ 98.7 million in the 2Q08, a drop of 3.0% in relation to the 2Q07, due to the lower cost of merchandise sold despite the increase in the quantity of phone sets traded.

Third Parties Services

The costs and expenses with outsourced services, with exception of interconnection, advertising and marketing, amounted to R$ 534.4 million in the 2Q08, 5.0% below that recorded in the 2Q07, mainly reflecting the reduction of R$ 68.2 million in the call center line by the internalization accomplished by the end of 2007. Such reduction was offset with the increase of R$ 22.3 million in legal services, R$ 5.2 million in collection services and R$ 4.5 million in transportation and communications.

The expenses with advertisement and marketing totaled R$ 40.3 million in the 2Q08, an increase of 13.3% when compared to the 2Q07, due to the enhanced number of campaigns for launching new products, such as 3GMais and Pluri, besides greater aggressiveness in campaigns on the Mother’s Day and Valentine’s Day.

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Provisions for Contingencies

In the 2Q08, the provisions for contingencies amounted to R$ 141.5 million, an increase of R$ 17.7 million in comparison to the 2Q07, basically due to the taxes, civil and labor contingencies.

PCCR/ROB

The proportion of Losses with Receivables (PCCR) to the gross revenue in the 2Q08 was of 2.3% and totaled R$ 96.5 million, 0.5% below hose 2.8% of the 2Q07, mainly because of: (i) the recovery of provisioned amounts in the 1Q08 as a consequence of the postponement of the maturity of invoices in previous periods; and (ii) greater efficiency in the collection processes, mainly in the amounts owed by clients of the mobile telephony retail and corporate segments, besides fixed telephony government clients.

Depreciation and Amortization

Depreciation and amortization costs totaled R$ 530.2 million in the 2Q08, 15.4% less than in the 2Q07, due to the increase of goods totally depreciated.

Other Costs and Expenses/Operating Income

Other operating costs and expenses amounted R$ 6.3 million in the 2Q08, 91.4% lower than in the 2Q07, due to the amount of R$ 175.7 million received from Telemar Norte Leste S.A. in view of a Waiver, Transaction and Release Public Instrument (“Agreement for Settlement of Litigation”), according to the Material Event published on April 25, 2008. Such amount has been partially offset with the negative variation of: (i) R$ 22.5 million due to the reversion of provisions, which includes the reversion of provision for adjustment at market price of merchandise in inventory occurred in the 2Q07; (ii) R$ 27.5 million resulting from the reversion of provision occurred in the 2Q07 due to the revaluation of the assets portfolio at the pension fund; (iii) R$ 14.5 million, regarding the recovery of PIS and COFINS occurred in the 2Q07; and, (iv) R$ 24.2 million, mainly as a consequence of taxes assessing the amount received due to the Agreement for Settlement of Litigation.

Financial Result

In the 2Q08, Brasil Telecom registered negative financial result of R$ 19.6 million, versus R$ 16.6 million negative in the previous year. The positive variation was of R$ 3.0 million basically due to: (i) the reduction of the balance and cost of debt, resulting in lower financial expenses in local currency; and, (ii) the devaluation of the US Dollar and UMBNDES compared to Real.

Non-Operating Revenues (Expenses)

Non-operating revenue (expenses) totaled R$ 8.3 million negative in the 2Q08, a negative variation of R$ 11.0 million in relation to the 2Q07, mainly because the reduction of R$ 44.2 million resulting from the corporate restructuring of the Internet Group, partially offset with the gain of R$ 30.9 million arisen from the sale of investment assessed by acquisition cost of FINAM and FINOR certificates.

Net Profit

Brasil Telecom registered net profit of R$ 254.4 million in the 2Q08, equivalent to R$0.70195 per share. The net profit per ADR in the period was US$ 2.2047. In the 2Q07, the Company recorded a profit of R$ 145.5 million, equivalent to R$ 0.40129 per share, while the profit per ADR in the period was US$ 1.0417.

Indebtedness

Net Debt

Page: 74

By the end of the quarter, the consolidated net debt of Brasil Telecom totaled R$ 1,156.7 million, 8.2% lower than that recorded by the end of June 2007, mainly because of the amortizations occurred in the period, the valuation of Real, which reduced the debt in foreign currency, and the generation of cash in the period.

By the end of the 2Q08, the debt bound to the exchange variation, not considering the hedge adjustments, amounted to R$ 620.4 million. On June 30, 2008 Brasil Telecom counted on protection to 52.2% of the debt bound to the exchange variation, resulting in an exposure of only 7.7% of the whole debt.

Investment

	R$ Million

Investments in Permanent Assets	2Q08	1Q08	2Q08/1 Q08
			(%)

Network Expansion	60.4	38.7	56.9
- Conventional Telephony	0.1	(0.1)	N.A.
- Transmission Backbone	19.6	5.3	269.2
- Data Network	46.1	30.6	50.5
- Intelligent Network	4.3	0.7	477.8
- Network Management Systems	0.4	2.3	(81.6)
- Other Investments in Network Expansion	(10.1)	(0.1)	7,516.4
Network Operation	66.1	46.9	40.9
Public Telephony	4.4	0.5	705.5
Information Technology	16.6	3.8	338.3
Personnel Expansion	22.6	20.9	8.0
Others	79.6	34.6	129.9
Financial expenses for Expansion	5.8	5.1	13.9

Total Fixed Telephony	255.5	150.5	69.9

BrT Celular	556.9	9.4	5,284.7

Total Mobile Telephony	556.9	9.4	5,284.7

Total Investment	812.4	159.9	408.2

Reconciliation with Cash Flow:
Variation between Economical and Financial Investments	(519.7)	145.5	N.A.

Investment Cash Flow applied to Permanent Assets	292.7	305.4	-4.1

In the 2Q08, permanent assets investments at Brasil Telecom totaled R$ 812.4 million, from which R$ 255.5 million were invested in fixed telephony, including voice, data, information technology and regulatory, and R$ 556.9 million in mobile telephony. When compared to the 2Q07, investments presented an increase of 168.5% primarily due to the procurement of the 3G license and commissioning of the new network.

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09.01 - EQUITIES IN CONTROLLED AND/OR AFFILIATED COMPANIES

1- ITEM	2 - CONTROLLED/AFFILIATED COMPANY NAME	3 - CORPORATE TAXPAYER ID (CNPJ)	4 - CLASSIFICATION	5 - % EQUITY IN CAPITAL OF INVESTED	6 - % NET EQUITY OF INVESTOR
7 - COMPANY TYPE		8 - NUMBER OF SHARES HOLD IN CURRENT QUARTER (Units)		9 - NUMBER OF SHARES HOLD IN PREVIOUS QUARTER (Units)
01	BRASIL TELECOM S.A	76.535.764/0001-43 PUBLICLY TRADED COMPANY		67.26	71.96
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			368,228,201		368,228,201
02	NOVA TARRAFA PARTICIPAÇÕES LTDA	03.001.341/0001-70 LIMITED LIABILITY COMPANY		99.99	0.10
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			32,624,928		32,624,928
03	NOVA TARRAFA INC.	. . / - LIMITED LIABILITY COMPANY		100.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			1,003		1,003

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16.01 – OTHER INFORMATION CONSIDERED AS RELEVANT BY THE COMPANY

By fulfilling the Regulation for Differentiated Practices of Corporate Governance, the Company discloses the additional information below, related to the shareholders composition:

1. OUTSTANDING SHARES

Position: 06/30/2008	In share units
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Controlling	80,364,850	59.96	9,966,434	4.33	90,331,284	24.82
Managers
Board of Executive Officers	29	0.00	25	0.00	54	0.00
Audit Council	6	0.00	6	0.00	12	0.00
Treasury Stock	1,480,800	1.10	-	-	1,480,800	0.41
Other Shareholders	52,186,003	38.94	219,971,060	95.67	272,157,063	74.77
Total	134,031,688	100.00	229,937,525	100.00	363,969,213	100.00
Outstanding Shares in Market	52,186,009	38.94	219,971,066	95.67	272,157,075	74.77

Note: For purposes of composition of this chart, all members (effective and deputies) of the Administration Council, Board of directors and Audit Council are considered. The shares held by members of the Audit Council are considered outstanding shares.

Position: 06/30/2007	In share units
Direct and Indirect Controlling	81,684,801	60.94	12,770,323	5.55	94,455,124	25.95
Managers
Board of Executive Officers	29	0.00	25	0.00	54	0.00
Board of Directors	-	0.00	2025	0.00	2025	0.00
Audit Council	6	0.00	6	0.00	12	0.00
Treasury Stock	1,480,800	1.10	-	-	1,480,800	0.41
Other Shareholders	50,866,052	37.96	217,165,146	94.45	268,031,198	73.64
Total	134,031,688	100.00	229,937,525	100.00	363,969,213	100.00
Outstanding Shares in Market	50,866,058	37.95	217,165,152	94.45	268,031,210	73.64

Note: The shares held by members of the Audit Council are considered outstanding shares.

2. POSITION OF SHAREHOLDERS WITH MORE THAN 5% OF EACH TYPE AND CLASS OF
SHARES OF THE COMPANY UP TO INDIVIDUAL LEVEL (Position on 06/30/2008)

Brasil Telecom Participações S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Solpart Participações S.A.	02.607.736/0001-58	Brazilian	68,907,150	51.41	-	-	68,907,150	18.93
Copart 1 Participações S.A.	09.338.797/0001-06	Brazilian	-	-	55,819,400	24.28	55,819,400	15.34
Previ	33.754.482-0001/24	Brazilian	6,895,678	5.14	7,840,962	3.41	14,736,640	4.05
BNDES Participações S.A.	00.383.281/0001-09	Brazilian	1,271,490	0.95	11,498,991	5.00	12,770,481	3.51
Cyrte Fund III	-	Dutch	-	-	11,899,960	5.18	11,899,960	3.27
Treasury Stock	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Others	-	-	55,476,570	41.40	142,878,212	62.13	198,354,782	54.49
Total	-	-	134,031,688	100.00	229,937,525	100.00	363,969,213	100.00

Note: On 04/27/2007, in Extraordinary General Meeting, the share grouping in a proportion of 1,000 existing shares to 1 share of the respective type was approved.

Page: 77

Solpart Participações S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Invitel S.A.	02.465.782-	Brazilian	2,126,999,984	100.00	-	-	2,126,999,984	100.00
Others	-	-	16	0.00	-	-	16	0.00
Total	-	-	2,127,000,000	100.00	-	-	2,127,000,000	100.00

Invitel S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Investidores Institucionais FIP	01.909.558/ 0001-57	Brazilian	545,017,644	31.48	-	-	545,017,644	31.48
CVC International Brazil LP	-	Cayman	504,767,818	29.15	-	-	504,767,818	29.15
PREVI – Caixa Previdência dos Funcionários do Banco do Brasil	33.754.482/ 0001-24	Brazilian	334,618,722	19.33	-	-	334,618,722	19.33
Fundação 14 de Previdência Privada	00.493.916/ 0001-20	Brazilian	108,512,022	6.27	-	-	108,512,022	6.27
Opportunity Fund	-	Cayman	106,968,717	6.18	-	-	106,968,717	6.18
Others	-	-	131,482,939	7.59	-	-	131,482,939	7.59
Total	-	-	1,731,367,862	100.00	-	-	1,731,367,862	100.00

Copart 1 Participações S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Coari Participações S.A.	04.030.087/ 0001-09	Brazilian	799	100.00	-	-	799	100.00
José Luís Magalhães Salazar	902.518.577- 00	Brazilian	1	0.00	-	-	1	0.00
Total	-	-	800	100.00	-	-	800	100.00

Coari Participações S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Telemar Norte Leste S.A.[1]	33.000.118/ 0001-79	Brazilian	5,500,006	100.00	10,999,989	100.00	16,499,995	100.00
Others	-	-	5	0.00	0	0.00	5	0.00
Total	-	-	5,500,011	100.00	10,999,989	100.00	16,500,000	100.00

_______________________________________________________
1 Publicly traded company (details up to individual level available at CVM).

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17.01 – REPORT ON SPECIAL REVIEW – NO EXCEPTIONS

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders, Board of Directors and Management of
Brasil Telecom Participações S.A.
Brasília - DF

1.	We have reviewed the accounting information included in the accompanying interim financial statements of Brasil Telecom Participações S.A. (“Company”) and subsidiaries, for the second quarter ended June 30, 2008, consisting of the individual (Company) and consolidated balance sheets, the related statements of income and cash flows, the performance report and the related notes, prepared under the responsibility of the Company’s management.

2.	Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Brazilian Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that have, or might have had, material effects on the financial position and results of operations of the Company and its subsidiaries.

3.	Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the interim financial statements referred to in paragraph 1 for them to be in conformity with standards established by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of the interim financial statements, including CVM Instruction No. 469/08.

4.	As mentioned in note 2, on December 28, 2007, Law No. 11,638 was enacted, altering, revoking and adding new provisions to Law No. 6,404/76 (Brazilian Corporate Law). This Law is effective for fiscal years beginning on or after January 1, 2008 and introduced changes in Brazilian accounting practices. Although this Law has already become effective, certain changes introduced by it are subject to regulation by regulatory agencies before being fully applied by companies. Accordingly, during this transition phase, CVM, through the Instruction No. 469/08, has permitted companies not to apply all the provisions of Law No. 11,638/07 in the preparation of the interim financial statements. Thus, the accounting information contained in the interim financial statements for the second quarter ended June 30, 2008 have been prepared in conformity with specific instructions of the CVM and do not include all the changes in accounting practices introduced by Law No. 11,638/07.

5.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

Brasília, July 14, 2008, except for Note 42, as to which the date is August 4, 2008

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner
CRC no. 2 SP 011609/O-8 “F” DF	CRC no. 1 RJ 052000/O-0 "S" DF

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19.01 - DESCRIPTION OF MODIFIED INFORMATION

The present unbidden re-presentation relates to Chart “16.01 – OTHER INFORMATION CONSIDERED AS RELEVANT BY THE COMPANY” and aims at demonstrating, in its item 2, the allocation of all types of shares that compose the capital stock of the Company. In the version originally filed of this Quarterly Information, such opening was directed to the allocation of common stock.

Page: 80

CONTENTS

GROUP	CHART	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY’S HEADQUARTERS	1
01	03	INVESTORS RELATIONS OFFICER (Address for correspondence to Company)	1
01	04	REFERENCE / AUDITOR	1
01	05	COMPOSITION OF CAPITAL STOCK	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	ISSUED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	63
06	01	BALANCE SHEET - CONSOLIDATED ASSETS	64
06	02	BALANCE SHEET - CONSOLIDATED LIABILITIES	65
07	01	CONSOLIDATED STATEMENT OF INCOME	67
08	01	COMMENTS ABOUT CONSOLIDATED PERFORMANCE IN THE QUARTER	69
09	01	EQUITIES IN CONTROLLED AND/OR AFFILIATED COMPANIES	76
16	01	OTHER INFORMATION CONSIDERED AS RELEVANT BY THE COMPANY	77
17	01	REPORT ON SPECIAL REVIEW	79
19	01	DESCRIPTION OF MODIFIED INFORMATION	80
		BRASIL TELECOM S.A.
		NOVA TARRAFA PARTICIPAÇÕES LTDA.
		NOVA TARRAFA INC.	/76

Page: 81

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.